Electronic Arts

Notice of
2023
Annual Meeting and
Proxy Statement



Our Purpose and Beliefs

At EA, our Purpose and Beliefs are the foundations of our shared culture. Our Purpose and Beliefs motivate us. Unite us. Inspire us.



CREATIVITY

Striving to bring imagination, original ideas, and excitement to everything we do.



PIONEERING

Acting with the curiosity and courage that it takes to experiment, innovate and lead.



PASSION

We are at our best when we pursue what we love, and have fun doing it.



DETERMINATION

Bringing focus, drive and conviction to our actions. Thriving on the journey and being motivated to achieve excellence.



LEARNING

Listening, having humility and being open to new ways of thinking, and looking with a lens of inclusion. Challenging ourselves to grow and change as a company.



TEAMWORK

Committed to each other, and to the accountability and integrity it takes to be a successful diverse team.

To learn more about our ongoing values.

visit **https://www.ea.com/about.**



Letter from our CEO and Board Chair

We hope that you and your families are well. Looking over the past year, I am incredibly proud of the amazing work of our talented teams. With a strong close to fiscal year 2023, we are executing on our core strategies to capture our biggest opportunities and deliver long-term value. We believe that we are well-positioned for growth and impact in the years ahead.

FISCAL 2023 HIGHLIGHTS

Against macro uncertainty, we navigated the year with resilience and determination. Across fiscal year 2023, we showed the fundamental strength of our business, delivered for our players, and lived up to the promise of our values. We generated strong results by delivering high quality games and experiences, launching seven new releases, and providing over 450 content updates across 51 titles. We delivered record engagement across some of our biggest franchises; EA SPORTS FIFA 23 became the best-selling title in franchise history, Madden NFL 23 became the best-selling title in franchise history across console and PC platforms, and The Sims 4 community grew to more than 70 million players.

FOCUS ON IMPACT

The Board is focused on Electronic Arts' efforts to create value for stockholders while generating enduring positive impact across our workplaces and the world around us through the expanding power of play. We have continued to lead our industry in programs, practices and transparency with respect to diversity, equity and inclusion. We have made great strides for positive play, inclusion and accessibility design, making it possible for more people to experience the joy of games. And we have advanced our environmental sustainability programs and practices. We are deeply committed to furthering this work in the communities where we live, work and play in the years to come.

OUR NEXT STEPS

This is an exciting time for Electronic Arts. We are leading the future of entertainment in a dynamic industry that is at an inflection point. Consumption of sports and media is at an all-time high and more people than ever are choosing interactive experiences as their first-choice entertainment. These transformations represent immense opportunities for us to do more amazing things for our people and players.

To drive growth in FY24 and beyond, we are focusing on the priorities of building games and experiences that entertain massive online communities; creating blockbuster interactive storytelling; and amplifying the power of community in and around our games with social and creator tools. These priorities align our investments with opportunities to make the biggest impact.

We're proud of our performance in service of our stockholders, employees, players, and communities. We thank you for your investment in Electronic Arts.

Sincerely,



ANDREW WILSON
Chief Executive Officer and Board Chair

Notice of Annual Meeting of Stockholders


Date and Time
August 10, 2023 (Thursday)
2:00 pm (Pacific)


Location
Virtually at **www.virtualshareholder meeting.com/EA2023**


Who Can Vote
Stockholders as of June 16, 2023 are entitled to vote.

Voting Items

PROPOSALS

1 To elect the eight nominees listed in the Proxy Statement to the Board of Directors to hold office for a one-year term.

✔ **"FOR"** each director nominee

Page **64**

2 To conduct an advisory vote to approve named executive officer compensation.

✔ **"FOR"**

Page **65**

3 To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2024.

✔ **"FOR"**

Page **66**

4 To conduct an advisory vote on the frequency of say-on-pay votes.

✔ **"FOR"**

Page **67**

5 To consider and vote upon one stockholder proposal, if properly presented at the Annual Meeting.

✖ **"AGAINST"**

Page **68**

Stockholders will also act on any other matters that may properly come before the meeting. Any action on the items of business described above may be considered at the 2023 Annual Meeting of Stockholders (the "Annual Meeting") at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

This year, we will hold the Annual Meeting virtually. There will not be a physical location for the Annual Meeting, and you will not be able to attend the Annual Meeting in person. For more information on how to attend the Annual Meeting, please see page 71 of this Proxy Statement.

Your vote is important. You do not need to attend the Annual Meeting to vote if you have submitted your proxy in advance of the meeting. Whether or not you plan to attend the Annual Meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible so that your shares may be represented at the Annual Meeting. In the event of a technical malfunction or situation that makes it advisable to adjourn the Annual Meeting, the chair will convene the meeting at 2:30 p.m. Pacific Time on August 10, 2023 at the Company's principal business address solely for the purpose of adjourning the meeting to reconvene at a date, time and location announced by the meeting chair. If this happens, more information will be provided at **https://ir.ea.com**.

By Order of the Board of Directors,

JACOB J. SCHATZ
Chief Legal Officer and Corporate Secretary

How to Vote


Online Before the Meeting
Visit **www.proxyvote.com** and follow the instructions provided in the Notice.


Telephone
Follow the instructions provided on your proxy card or voting instruction card.


Mail
Submit your proxy by mail by signing your proxy card, and mail it in the enclosed, postage-paid-envelope.


Online at the Meeting
Attend the Annual Meeting virtually at **www.virtualshareholdermeeting.com/ EA2023** and follow the instructions on the website.

Important Notice Regarding the Availability of Proxy Materials for the Annual Stockholder Meeting to Be Held on August 10, 2023.

Please note that this Proxy Statement, as well as our Annual Report on Form 10-K (the "Annual Report") for the fiscal year ended March 31, 2023, is available at **http://ir.ea.com**.

Table of Contents

In this Proxy Statement, we make forward-looking statements regarding future events or the future financial performance of the Company. We use words such as "anticipate," "believe," "expect," "intend," "estimate," "plan," "predict," "seek," "goal," "will," "may," "likely," "should," "could," "continue," "potential" (and the negative of any of these terms), "future" and similar expressions to identify forward-looking statements. In addition, any statements that refer to projections of our future financial performance, trends in our business, projections of markets relevant to our business, our corporate responsibility initiatives (including environmental, social and impact matters), uncertain events and assumptions and other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are aspirational, are not guarantees of future performance and reflect management's current expectations. Statements regarding our corporate responsibility initiatives may also be based on standards for measuring progress that are still developing, internal controls that are evolving, and on assumptions that are subject to change in the future; in the context of this disclosure, they may also not be considered material for purposes of reporting with the Securities and Exchange Commission. Our actual results could differ materially from those discussed in the forward-looking statements. Please refer to the Annual Report for a discussion of important factors that could cause actual events or actual results to differ materially from those discussed in this Proxy Statement. These forward-looking statements speak only as of the date of this Proxy Statement; we assume no obligation to revise or update any forward-looking statement for any reason, except as required by law.

Proxy Highlights

This summary highlights information contained in this Proxy Statement, and it is qualified in its entirety by the remainder of this Proxy Statement. **You are encouraged to read the entire Proxy Statement carefully before voting**. In this Proxy Statement, the terms "Electronic Arts", "EA," "we," "our" and "the Company" refer to Electronic Arts Inc. This Proxy Statement was first distributed and made available via the Internet to stockholders on or about June 23, 2023 along with the Electronic Arts Inc. Notice of 2023 Annual Meeting of Stockholders, Annual Report and form of proxy.

2023 Board Nominees

The following table provides summary information about our director nominees, each of whom is a current director of the Company.

Name	Principal Occupation	Director Since	Independent	Committee Memberships
Mr. Kofi A. Bruce	Chief Financial Officer, General Mills, Inc.	2021	✓	A (Chair)
Ms. Rachel A. Gonzalez	General Counsel, GE Verona	2021	✓	NG, C
Mr. Jeffrey T. Huber	Founder & Managing Partner, Triatomic Capital; Former CEO & Vice Chairman, GRAIL, Inc.	2009	✓	A
Ms. Talbott Roche	President and Chief Executive Officer, Blackhawk Network Holdings, Inc.	2016	✓	C (Chair)
Mr. Richard A. Simonson	Managing Partner, Specie Mesa L.L.C.; Former Chief Financial Officer, Sabre Corporation	2006	✓	A
Mr. Luis A. Ubiñas (Lead Independent Director*)	Former President, Ford Foundation, Former Senior Partner, McKinsey & Company	2010	✓	NG (Chair)
Ms. Heidi J. Ueberroth	President, Globicon	2017	✓	C
Mr. Andrew Wilson (Chair)	Chief Executive Officer, Electronic Arts Inc.	2013		

* Elected by independent directors.

A: Audit Committee   **C:** Compensation Committee   **NG:** Nominating and Governance Committee

Board Diversity and Refreshment

The Board of Directors routinely assesses its composition and believes stockholder value can be driven by a board with the knowledge and understanding of the Company's business from longer-tenured directors balanced with the fresh perspective and ideas provided by the addition of new members. The Board of Directors believes that complementary and diverse perspectives, through business experience, diversity of gender, ethnicity, culture and other factors, contribute to the Board of Directors' effectiveness as a whole. The Nominating and Governance Committee and the Board of Directors are committed to actively seeking highly qualified women and individuals from underrepresented communities to include in the pool of potential new directors. When assessing potential new directors, the Nominating and Governance Committee considers the skills, background and experience of each candidate to evaluate the candidate's ability to contribute diverse perspectives to the Board of Directors. The primary consideration is to identify candidates who will best fulfill the Board of Directors' and the Company's needs at the time of the search. Therefore, the Nominating and Governance Committee does not believe it is appropriate to either nominate or exclude from nomination an individual solely based on gender, ethnicity, race, age, or similar factors.

Director Nominee Tenure	**Director Nominee Age**	**Director Nominee Diversity**
Median Tenure – 8 years Average Tenure – 8 years	Median Age – 55 years old Average Age – 56 years old	3 female: Ms. Gonzalez, Ms. Ueberroth, and Ms. Roche 2 Hispanic/Latino: Ms. Gonzalez and Mr. Ubiñas 1 African American: Mr. Bruce



- ■ 5 or fewer years - 37.5%
- ■ 6 – 10 years - 25%
- ■ 10+ years – 37.5%



- ■ 55 or younger - 50%
- ■ 56 – 65 years old – 50%
- ■ 66 or older – 0



- ■ Diverse - 63%

Board Diversity Matrix (As of June 23, 2023)

	Female	Male
Board Size		
Total Number of Directors		8
Part I: Gender Identity		
Directors	3	5
Part II: Demographic Background*		
African American or Black	–	1
Alaskan Native or Native American	–	–
Asian	–	–
Hispanic or Latinx	1	1
Native Hawaiian or Pacific Islander	–	–
White	2	3

*   To see our Board Diversity Matrix as of June 24, 2022, please see the proxy statement filed with the SEC on June 24, 2022.

Corporate Governance Highlights and Report

Board Independence

Independent director nominees	7 of 8
Independent Lead Director	Luis A. Ubiñas
100% Independent Board committees	Yes
Conflict of Interest Policy	Yes

Director Elections

Frequency of Board elections	All directors elected annually
Voting standard for uncontested elections	Majority of votes cast
Stockholder proxy access	Yes

Board Operations

Number of incumbent directors that attended at least 75% of all applicable meetings last year	8 of 8
Board evaluations	Annual
Committee evaluations	Annual
Director stock ownership requirement	Yes, 5x annual retainer
Code of Conduct applies to all Board members	Yes

Stockholder Rights

Voting rights for all shares	One share, one vote
Voting rights restrictions (e.g., non-voting shares, golden shares)	None
Poison pill	No
Supermajority voting provisions	None
Right to call special meetings	Yes, 15% threshold
Stockholder Action by Written Consent	Yes, 25% threshold
Stockholder access to directors and officers during annual stockholders' meeting	Yes
Robust stockholder engagement practices	Yes

ESG Focus



EA is committed to making a positive impact in our world, and we continue to make progress on our initiatives supporting our players, our communities, our planet, and our company. Our Board and Board Committees review the Company's commitments and progress. See page 20 for more information about Board and Committee oversight of ESG.

In October 2022, we published our third annual Impact Report, detailing our commitments and progress in social, environmental, and governance areas that are of interest to our stakeholders. Our disclosures are created with reference to the Sustainability Accounting Solutions Board (SASB) Materiality Map and the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD).

Board Engagement with Stockholders

In fiscal year 2023, we continued our robust stockholder engagement efforts, and the Board of Directors continued its strong track record of stockholder responsiveness. Leading up to the 2022 annual meeting and then again later in fiscal year 2023, we reached out to our top stockholders and the proxy advisors to discuss and solicit feedback on various topics, including our executive compensation program, governance and ESG issues. After considering stockholder feedback, our Board of Directors, examined or enacted additional enhancements to our compensation programs, governance and ESG efforts.

Stockholder Engagement

After 2022 Annual Meeting

Offered Meetings	**Engaged in Discussions**
Top 25 Stockholders	**~40%**
of our outstanding common stock	of our outstanding common stock

What we discussed	**Executive Compensation**	**Governance**	**Environmental and Social Matters**
	■ Feedback on our Compensation programs ■ Favorable Say-on Pay voting results	■ Board and Committee refreshment ■ Board oversight ■ Stockholder rights	■ Our culture and our talent ■ Diversity, equity and inclusion efforts ■ Environmental sustainability progress

Our Updates and Actions

Executive Compensation. See pages 46-58.

■ *Adopted a Cash Severance Policy for Executive Officers* which prohibits the Company from entering into any arrangement that provides cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus opportunity without seeking shareholder ratification.

■ *Implemented an enterprise-level scorecard for the strategic and operating objectives that drive funding of the business performance component of the Company bonus pool.*

■ *Increased the portion of performance-based equity for our CFO and COO*—each of their annual equity incentive awards will consist of 60% performance-based restricted stock units, consistent with the award mix put in place for our CEO effective for fiscal year 2022.

For more on our engagement program and changes to our compensation programs, please see the discussion beginning on page 26 under the heading "Stockholder Engagement" below.

Environmental, Social and Governance

■ *Lowered the threshold for stockholders to call a special meeting to 15%.*

■ Refreshed our Board committee composition by *appointing Ms. Rachel Gonzalez to the Compensation Committee and appointing Mr. Kofi Bruce as Chair of the Audit Committee.*

■ *Promoted transparency* regarding our workforce representation data by voluntarily disclosing our EEO-1 diversity data; and disclosed attrition data by gender and race/ethnicity in our most recent Impact Report.

■ *Maintained base pay equity* on the basis of gender globally and on the basis of race/ethnicity in the United States.

■ *Established fiscal year 2023 as our baseline year* for Scope 1 and 2 emissions and will disclose additional Scope 3 categories in our upcoming 2023 Impact Report.

■ *Published our first report* based on the recommendation of the Task Force on Climate-related Financial Disclosures.

Board of Directors and Corporate Governance

Board Nominees and Structure

Each of the following director nominees has been nominated for re-election at the Annual Meeting. As set forth below, we believe each of these director nominees brings a valuable and unique perspective to the Board of Directors and has the necessary experience, skills and attributes to serve on the Board of Directors and contribute to its overall effectiveness. The Board of Directors has concluded that each is qualified to serve as a director based on the experiences, qualifications and attributes set forth below.



Kofi A. Bruce 52 `Independent`
Chief Financial Officer, General Mills, Inc.

Director since: 2021

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:	Diversity:
Audit (Chair)	None	None	Identifies as African American

Background and Affiliations:

- Chief Financial Officer, General Mills, Inc., a global manufacturer and marketer of branded consumer foods, 2020-present
- Vice President, Finance (2014-2020) and Corporate Controller (2017-2019), General Mills, Inc.

Education:

- B.A. in International Relations, Stanford University
- M.B.A., University of Michigan School of Business (Ross)

Key Qualifications:

Mr. Bruce brings to the Board of Directors extensive financial expertise and risk management experience as a current public company Chief Financial Officer. Prior to his appointment as Chief Financial Officer, Mr. Bruce had a 20-year career in finance leadership roles, including Treasury, Accounting and Controllership functions at public companies. In present and prior roles, he gained significant experience overseeing financial statement preparation, as well as the relationship with internal and external audit functions. In addition, Mr. Bruce brings to the Board of Directors his experience with operational strategies and risk management associated with consumer-facing businesses.



Rachel A. Gonzalez 53 `Independent`

General Counsel of GE Verona

Director since: 2021

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:	Diversity:
Nominating and Governance Compensation	Sabre Corporation Vacasa, Inc.	Dana Incorporated	Identifies as Female and Hispanic/Latino

Background and Affiliations:

- General Counsel of GE Verona, a global energy company, April 2023-present
- EVP, General Counsel and Corporate Secretary of Starbucks Corporation, a global coffeehouse chain, April 2018-April 2022
- EVP, Chief Administrative Officer and Corporate Secretary of Sabre Corporation, a global travel technology company, May 2017-April 2018
- Executive Vice President and General Counsel of Sabre Corporation, September 2014-May 2017

Education:

- B.S. degree in Comparative Literature, University of California, Berkeley
- J.D., Boalt Hall School of Law at the University of California, Berkeley

Key Qualifications:

Ms. Gonzalez's significant operational, regulatory and management experience as General Counsel and Corporate Secretary at GE Verona, Starbucks and Sabre, as well as during her time as a partner in the corporate group of Morgan, Lewis & Bockius, provides in-depth experience and perspective with respect to public company corporate governance, risk management, compensation practices, and ESG matters, as well as responding to evolving stockholder and other stakeholder expectations. In addition, Ms. Gonzalez's experience at companies with strong digital marketing and international operations provide valuable insight to the Board of Directors and management as they execute the Company's growth strategies.



Jeffrey T. Huber 55 `Independent`

Founder & Managing Partner, Triatomic Capital

Director since: 2009

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:
Audit	Upstart, Inc.	None

Background and Affiliations:

- Founder and Managing Partner of Triatomic Capital, an investment and advisory firm, January 2022–present.
- Founding CEO and Vice Chairman of GRAIL, Inc., a life sciences company, 2016-2021
- Former Senior Vice President, Alphabet Inc., 2003-2016
- Former Vice President of Architecture and Systems Development, eBay

Education:

- B.S. degree in Computer Engineering, University of Illinois
- Master's degree, Harvard University

Key Qualifications:

Mr. Huber has extensive operational and executive experience at companies that apply rapidly changing technology, including his most recent experience as the founding CEO and Vice Chairman of GRAIL, Inc. In addition, Mr. Huber's experience at Alphabet and eBay provide relevant background and experience, including risk management experience, with respect to consumer online companies that deploy large-scale technological infrastructure.



Talbott Roche 56 `Independent`

Director since: 2016

President and Chief Executive Officer, Blackhawk Network Holdings, Inc.

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:	Diversity:
Compensation (Chair)	None	Blackhawk Network Holdings, Inc. (formerly publicly-traded)	Identifies as Female

Background and Affiliations:

- President (2010-present) and Chief Executive Officer (2016-present), Blackhawk Network Holdings, Inc., a leading prepaid payment network
- Former Branding Consultant and Director, New Business Development, Landor Associates
- Director, Blackhawk Network Holdings, Inc. (currently private)

Education:

- B.A. in Economics, Stanford University

Key Qualifications:

Ms. Roche brings to the Board of Directors extensive operational and management experience as well as significant experience in corporate governance, risk management, compensation program design, and investor engagement as the Chief Executive Officer of a global organization, including during Blackhawk Network Holdings' time as a public company. In addition, Ms. Roche's understanding and experience with digital commerce, marketing and consumer trends provide the Board of Directors with valuable perspective.



Richard A. Simonson 64 `Independent`

Director since: 2006

Managing Partner, Specie Mesa L.L.C.;
Former Chief Financial Officer, Sabre Corporation

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:
Audit	Couchbase, Inc. Evercommerce, Inc.	

Background and Affiliations:

- Managing Partner, Specie Mesa L.L.C., an investment and advisory firm, 2018-present
- Former Chief Financial Officer (2013-2018) and Senior Adviser (2018-2019), Sabre Corporation, a global travel technology company
- Former Chief Financial Officer, Nokia Corporation
- Former Chief Financial Officer, Rearden Commerce

Education:

- B.S. degree, Colorado School of Mines
- M.B.A., Wharton School of Business, University of Pennsylvania

Key Qualifications:

Mr. Simonson brings to the Board of Directors extensive financial expertise, corporate governance and risk management experience as a former public company Chief Financial Officer. He also has extensive experience with the strategic and operational challenges of leading global companies, as well as partnering with, and overseeing, relationships with independent public registered accounting firms.



Luis A. Ubiñas (Lead Director) 60 `Independent`

Director since: 2010

Former President, Ford Foundation, Former Senior Partner, McKinsey & Company

Board Committees:	Other Public Company Directorships:	Other Trusteeships:	Directorships in Past 5 Years:	Diversity:
Nominating and Governance (Chair)	AT&T Inc. Tanger Factory Outlet Centers Inc.	Mercer Funds	Boston Private Financial Holdings, Inc. FirstMark Horizon Acquisition Corp. (SPAC)	Identifies as Hispanic/Latino

Background and Affiliations:

- Former President, Ford Foundation
- Former Senior Partner, McKinsey & Company
- Fellow of the American Academy of Arts and Sciences (non-profit)
- Member of the Council on Foreign Relations

Education:

- B.A. degree, Harvard College
- M.B.A., Harvard Business School

Key Qualifications:

Mr. Ubiñas has extensive experience in business management, operations, governance, compensation program design and board functions from his work as an investor and advisor to companies across sectors. In addition, through his prior experience as a Senior Partner at McKinsey & Company, he has worked with technology, telecommunications and media companies in understanding the challenges and opportunities presented by digital distribution platforms and applications. Mr. Ubiñas has worked extensively with companies managing the transition from physical to digital distribution business models. Mr. Ubiñas' experience at the Ford Foundation as its President provides unique insight, strategic direction and oversight of the Company's ESG efforts, including the Company's inclusion and diversity practices and programs, as well as its community engagement efforts.



Heidi J. Ueberroth 57 `Independent`

President, Globicon

Director since: 2017

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:	Diversity:
Compensation	Stillwater Growth Corp. (SPAC)		Identifies as Female

Background and Affiliations:

- President, Globicon, a private investment and advisory firm focused on the media, sports, entertainment and hospitality industries, 2016–present
- Co-Chair, Pebble Beach Company (private)
- Former President, NBA International
- Former President, Global Marketing Partnerships and International Business Operations, NBA

Education:

- B.A. degree, Vanderbilt University

Key Qualifications:

Ms. Ueberroth has extensive operational and management experience in the sports, media and entertainment industries, including with respect to developing consumer products and services in international and emerging markets. During her 19 year career with the NBA, she oversaw the league's international expansion and brings deep knowledge of television and digital media distribution, marketing and branding and strategic direction of a global company. Her active role as the co-chairman of the Pebble Beach Company and her past and present board service bring experience with respect to compensation program design, investor engagement and ESG initiatives.



Andrew Wilson (Chair) 48

Chief Executive Officer, Electronic Arts Inc.

Director since: 2013

Board Committees:	Other Public Company Directorships:	Directorships in Past 5 Years:
None	None	Intel Corporation

Background and Affiliations:

- Chief Executive Officer, Electronic Arts Inc., 2013–present
- Chair of the Board, World Surf League (private)
- Board of Trustees, Paley Center for Media (non-profit)

Key Qualifications:

Mr. Wilson has served as the Company's Board Chair since 2021, Chief Executive Officer since September 2013 and has been employed by EA in several roles since 2000. Mr. Wilson has extensive experience and knowledge of the Company and the industry, and we believe it is crucial to have the perspective of the Company's Chief Executive Officer represented on the Board of Directors to provide direct insight into the Company's day-to-day operations and strategic vision.

Consideration of Director Nominees

In evaluating director nominees to recommend to the Board of Directors, the Nominating and Governance Committee considers many factors within the context of the characteristics and the needs of the Board of Directors as a whole and EA's business and strategy at that time, including the traits discussion on page 5 of this Proxy Statement under the heading *"Board Diversity and Refreshment"*. While the specific needs of the Board of Directors may change from time to time, all nominees for director are considered on the basis of the following minimum qualifications:

- The highest level of personal and professional ethics and integrity, including a commitment to EA's purpose and beliefs;
- Practical wisdom and mature judgment;
- Broad training and significant leadership experience in business, entertainment, technology, finance, corporate governance, public interest or other disciplines relevant to EA's long-term success;
- The ability to gain an in-depth understanding of EA's business; and
- A willingness to represent the best interests of all EA stockholders and objectively appraise management performance.

The Nominating and Governance Committee will evaluate candidates proposed by our stockholders under similar criteria, except that it also may consider as one of the factors in its evaluation, the amount of EA voting stock held by the stockholder and the length of time the stockholder has held such stock. A stockholder who wishes to suggest a candidate for the committee's consideration should send the candidate's name and qualifications to our Corporate Secretary.

Director Independence

Our Board of Directors has determined that each of our non-employee directors qualifies as an "independent director" as that term is used in the Nasdaq Stock Market Rules and that each member of our standing committees is independent in accordance with those standards. Mr. Wilson, our CEO, does not qualify as independent. The Nasdaq Stock Market Rules have both objective tests and a subjective test for determining independence. The Board of Directors has not established categorical standards or guidelines to make these subjective determinations but considers all relevant facts and circumstances.

In addition to the Board-level standards for director independence, the directors who serve on the Nominating and Governance, Audit and Compensation Committees each satisfy requirements established by the Securities and Exchange Commission ("SEC") and the Nasdaq Stock Market to qualify as "independent" for the purposes of membership on those committees.

Board Structure and Operations

Board Meetings
In fiscal year 2023, the Board of Directors met eight times. At regularly scheduled meetings, the independent members of the Board of Directors meet in executive session separately without management present.

DIRECTOR ATTENDANCE AT ANNUAL MEETING
Our directors are expected to make every effort to attend the Annual Meeting. All of the eight directors who were elected at the 2022 annual meeting attended the 2022 annual meeting.

Board of Directors Leadership Structure

The Board of Directors regularly evaluates its leadership structure and discusses Board leadership with stockholders. The Board of Directors believes that Mr. Wilson serving as Chair and Mr. Ubiñas serving as Lead Independent Director is the appropriate leadership structure for the Company. A strong and empowered Lead Independent Director provides an essential mechanism for independent viewpoints and accountability, and we have recently expanded the formal responsibilities of our Lead Independent Director role.



Andrew Wilson
Chief Executive Officer and Board Chair

The Board of Directors believes that Mr. Wilson has invaluable knowledge regarding the Company and the interactive entertainment industry and is uniquely positioned to lead the Board of Directors in its review of management's strategic plans. In addition, the Board of Directors believes that Mr. Wilson's combined role enables decisive leadership, promotes clear accountability, and enhances the Company's ability to communicate its strategy and message clearly and consistently to stockholders, employees and other stakeholders.

With Mr. Wilson as Chief Executive Officer and Chair, the Board of Directors is focused on practices and programs that promote and facilitate independent viewpoints and strengthen effective independent oversight of management. These considerations include a strong and empowered Lead Independent Director, the current membership of the Board of Directors, which has a balanced mix of shorter tenured and longer tenured directors and representation of diverse perspectives based on background, including business experience, gender, race, ethnicity, professional skills and experiences, and other factors. The Board of Directors also maintains strong standing committees, which are entirely composed of independent directors, and have empowered Chairs.



Luis A. Ubiñas
Lead Independent Director

The Board of Directors understands and values the role of independent leadership. Mr. Ubiñas has served as our Lead Independent Director since 2015, and his current two-year term ends with this Annual Meeting. Mr. Ubiñas was chosen by the independent directors to serve as Lead Independent Director for an additional two-year term, ending with our 2025 annual meeting, subject to Mr. Ubiñas' re-election to the Board of Directors. Mr. Ubiñas, the Chair of our Nominating and Governance Committee, has extensive experience as a public company director and deep knowledge and understanding of governance practices and board functions from his work with companies across sectors; he also has spoken directly with several of the Company's largest investors. Mr. Ubiñas plays an important role in providing institutional knowledge and brings the history of having experienced multiple lifecycles of our businesses. Given Mr. Ubiñas' strong qualifications and corporate governance expertise including his experience as our Lead Independent Director, the Board believes that Mr. Ubiñas' contributions continue to be of great value to the Board of Directors and to stockholders.

In fiscal year 2022, the Board of Directors reviewed the role of the Lead Independent Director and enhanced those responsibilities to provide best-in-class mechanisms for independent viewpoints and accountability. Mr. Ubiñas' key roles and responsibilities are contained in our Corporate Governance Guidelines which are available on our Investor Relations website at http://ir.ea.com and include:

- Calling special meetings of the independent directors, as needed;
- Presiding at meetings of the Board of Directors at which the Chair is not present, including executive sessions of the Board of Directors;
- Approving the agenda for Board of Directors meetings;
- Consulting with respect to materials provided to directors in advance and providing feedback to the Chair about the quality of those materials;
- Serving as a liaison between the Chair and the other independent directors;
- Along with the Chair, jointly determining the timing and length of meetings of the Board of Directors;
- Facilitating discussion among independent directors and committee chairs and providing feedback and perspective to the Chair about discussions among the independent directors;
- Overseeing the process for the Board of Directors' annual self-evaluation along with the Nominating and Governance Committee;
- Leading the Board of Directors' evaluation of the Chief Executive Officer along with the Nominating and Governance Committee; and
- Overseeing the Board of Directors' stockholder communication policies and meeting with major stockholders.

Board Committees

The Board of Directors currently has a standing Audit Committee, Compensation Committee and Nominating and Governance Committee. Each of these standing committees operates under a written charter adopted by the Board of Directors. These charters are available in the Investor Relations section of our website at http://ir.ea.com.

All members of these committees are independent directors. During fiscal year 2023, all eight directors attended in 88% or more of the aggregate of (1) the number of applicable meetings of the Board of Directors and (2) the number of applicable meetings held by each committee on which such director was a member. The members of our standing committees are set forth below:

Audit Committee

Members

KOFI A. BRUCE (Chair)

JEFFREY T. HUBER

RICHARD A. SIMONSON

Meetings in FY 2023:

8

Responsibilities of the Audit Committee

- Assists the Board of Directors in its oversight of the Company's financial reporting and is directly responsible for the appointment, compensation and oversight of our independent auditors.
- Establishes and maintains complaint procedures with respect to internal and external concerns regarding accounting or auditing matters.
- Oversees tax and treasury policies and practices as well as the Company's internal audit function.
- Although the Board of Directors retains ultimate risk management oversight of matters related to privacy and cybersecurity, the Audit Committee receives quarterly updates from EA's information security team and reviews the steps taken by management to monitor and control risks with respect to privacy and cybersecurity issues.

As determined by the Board of Directors, each of the three current Audit Committee members meets the independence requirements and the financial literacy standards of the Nasdaq Stock Market Rules, as well as the independence requirements of the SEC. The Board of Directors has determined that each of Mr. Bruce and Mr. Simonson meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules. The Audit Committee has the authority to obtain advice and assistance from outside advisors without seeking approval from the Board of Directors, and the Company will provide appropriate funding for payment of compensation to advisors engaged by the Audit Committee.

In April 2023, the Board of Directors appointed Kofi A. Bruce as the Chair to the Audit Committee. Mr. Bruce brings valuable perspective as the current Chief Financial Officer of General Mills Inc., including direct experience overseeing the preparation of financial statements and managing key financial disciplines, as well as his experience with oversight of internal and external audit functions.

Nominating and Governance Committee

Members

Meetings in FY 2023:



LUIS A. UBIÑAS
(Chair)



RACHEL A. GONZALEZ

4

Responsibilities of the Nominating and Governance Committee

- Applies the criteria outlined in our Corporate Governance Guidelines to recommend nominees for director and committee memberships to the Board of Directors.
- Reviews from time to time the appropriate skills, characteristics and experience required of the Board of Directors as a whole, as well as its individual members, including such factors as business experience and diversity.
- Reviews developments in corporate governance and recommends formal governance standards to the Board of Directors.
- Oversees the CEO's annual performance review.
- Manages the process for emergency succession planning in the event the CEO is unable to fulfill the responsibilities of the role, and also periodically evaluates internal and external CEO candidates for succession planning purposes.
- Oversees, periodically reviews, and reports to the Board of Directors with respect to ESG performance, disclosures, and engagement with investors and other key stakeholders.

The Nominating and Governance Committee currently is comprised of two directors, each of whom the Board of Directors determined meets the independence requirements of the Nasdaq Stock Market Rules.

Compensation Committee

Members

 **TALBOTT ROCHE** (Chair)

 **RACHEL A. GONZALEZ**

 **HEIDI J. UEBERROTH**

Meetings in FY 2023:

6

Responsibilities of the Compensation Committee

- Sets the overall compensation strategy for the Company.
- Recommends the compensation of the CEO to the Board of Directors and determines the compensation of our other executive officers.
- Oversees the Company's bonus and equity incentive plans and other benefit plans.
- Reviews and recommends to the Board of Directors compensation for non-employee directors and reviews and approves compensation for employees who qualify as a "Related Person" under our Related Person Transaction Policy.

As determined by the Board of Directors, each of the members of the Compensation Committee meets the independence requirements of the Nasdaq Stock Market Rules and the SEC rules. The Compensation Committee has the authority to engage the services of outside advisors after first conducting an independence assessment in accordance with applicable laws, regulations and exchange listing standards. During fiscal year 2022, the Compensation Committee directly engaged Semler Brossy Consulting Group, a national compensation consulting firm, to advise on executive compensation matters. Please refer to the section titled "*The Process for Determining Our NEOs' Compensation*" in the "*Compensation Discussion and Analysis*" section of this Proxy Statement, for additional information regarding the role of Semler Brossy in advising the Compensation Committee on our executive compensation program. The Compensation Committee has reviewed the independence of Semler Brossy and has determined that its engagement does not raise any conflicts of interest. The Compensation Committee may also delegate any of its authority and duties to subcommittees, individual committee members or management, as it deems appropriate in accordance with applicable laws, rules and regulations.

In April 2023, the Board of Directors appointed Rachel Gonzalez to the Compensation Committee. Ms. Gonzalez brings to the Committee her executive experience as the current General Counsel of GE Verona and service on the leadership team of several global companies in highly competitive markets. These roles have provided Ms. Gonzalez with experience with executive compensation, compensation plans, public reporting and investor engagement.

For further information about the role of our Compensation Committee and executive officers in recommending the amount or form of executive compensation, please see "*The Process for Determining our NEOs' Compensation*" in the "*Compensation Discussion and Analysis*" section of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2023, no member of the Compensation Committee was an employee or current or former officer of EA, nor did any member of the Compensation Committee have a relationship requiring disclosure by EA under Item 404 of Regulation S-K. No EA officer serves or has served since the beginning of fiscal year 2023 as a member of the board of directors or the compensation committee of a company at which a member of EA's Board of Directors and Compensation Committee is an employee or officer.

Annual Board and Committee Self-Evaluations

Our Board of Directors and each of our committees conducts an annual evaluation, which includes a qualitative assessment by each director of the performance of the Board of Directors, as a whole, and the committee or committees on which each director serves. The evaluation is intended to determine whether the Board of Directors and each committee are functioning effectively, and to provide them with an opportunity to reflect upon and improve processes and effectiveness. Our Lead Independent Director, Mr. Ubiñas, oversees the process for the Board of Directors' annual self-evaluation along with the Nominating and Governance Committee. A summary of the results is presented to the Nominating and Governance Committee and the Board of Directors on an aggregated basis, noting any themes or common issues.

Board's Role and Responsibilities

Oversight of Business Strategy

The Board's industry and management expertise is critical in overseeing our business strategy. In a rapidly evolving industry, our Board is an important resource for thoughtful and candid insights into strategic planning conversations, including product and service development, operational considerations, emerging industry trends, acquisitions, financial planning, and organizational design.

- The Board oversees our stockholders' interest in the long-term health and the overall success of our business and financial strength. This focus is reflected in the agenda for each Board meeting. The Board reviews our long-term strategy at a dedicated meeting at least annually.

- At the beginning of each fiscal year, the Board formally reviews and approves our annual financial and operational targets and plans for achieving those targets. The Board monitors performance against the company's strategic objectives and financial targets throughout the year and helps support the integrity of our financial results.

- The Board critically reviews how we allocate our capital resources, including acquisition activity, significant capital investments, and return of capital programs. These strategic actions and investments are reviewed and approved by the Board, or a committee, following open and engaged discussions.

- At each Board meeting, the Board reviews and discusses with management a set of detailed operating reports, including current financial performance versus plan. Focused discussions of key business issues, strategic developments and financial considerations are held at each Board meeting.

- At each Board meeting, the independent directors meet in executive session. These meetings are led by our Lead Independent Director.

Oversight of Risk Issues

Board of Directors

Our Board of Directors oversees our risk management processes and procedures as well as material risks to our business. The Board of Directors exercises this oversight responsibility directly and through its committees. The oversight responsibility of the Board of Directors and its committees is informed by reports from our management team that provide visibility into our key areas of material risk. These include broad strategic, operational and financial discussions, as well as more focused discussions on specific topics. Material business and strategic risks, including succession planning for our CEO and executive officers, are reviewed by the full Board of Directors. While the Board of Directors has ultimate risk oversight with respect to risks related to privacy and cybersecurity and receives periodic updates on these risks and mitigation strategies, the Audit Committee also receives quarterly updates from EA's information security team that review the steps taken by management to monitor and mitigate these risks.



Audit Committee

- Risks related to financial reporting, internal controls and procedures, investments, tax and treasury matters and legal compliance.
- Oversees our enterprise risk management program, which identifies and prioritizes material risks for the Company.
- Areas of material financial risk, as appropriate.

Nominating and Governance Committee

- Risks related to director and emergency CEO succession planning.
- Risks related to our corporate governance policies and practices.
- Risks related to human capital management and culture.

Compensation Committee

- Reviews compensation-related risks.
- Risks related to pay equity.

Each of the committees regularly reports to the full Board of Directors on matters relating to the specific areas of risk that each committee oversees.

Compensation Risk Assessment

As part of their risk oversight efforts, the Compensation Committee evaluates our compensation programs to determine whether the design and operation of our policies and practices could encourage executives or employees to take excessive or inappropriate risks that would be reasonably likely to have a material adverse effect on the Company and has concluded that they do not. In making that determination, the Compensation Committee considered the design, size and scope of our cash and equity incentive programs and program features that mitigate against potential risks, such as payout caps, clawbacks, the quality and mix of performance-based and "at risk" compensation, and, with regard to our equity incentive programs, the stock ownership requirements for our executives. The Compensation Committee has concluded that our compensation policies and practices strike an appropriate balance of risk and reward in relation to our overall business strategy, and do not create risks that are reasonably likely to have a material adverse effect on the Company. The *"Compensation Discussion and Analysis"* section below generally describes the compensation policies and practices applicable to our named executive officers.

Oversight of ESG Matters

The Board of Directors oversees ESG matters directly and through its committees.

Human Capital Management

The Board reviews material human capital management programs, practices and strategies, including organizational health at least twice annually.

DEI

The Nominating and Governance Committee reviews our initiatives related to diversity, equity and inclusion, and will review our goals and progress towards achieving those goals at least twice annually.

Talent and Culture

The Nominating and Governance Committee reviews efforts to maintain a safe and healthy culture, including key cultural indicators, at least twice annually.

Overall ESG Performance

The Nominating and Governance Committee reviews topics such as our overall ESG performance, disclosures and investor engagement at least twice annually and surfaces our progress to the Board. These updates include a review of market developments, frameworks, evolving stakeholder expectations and EA's potential responses.

Environmental Sustainability

The Nominating and Governance Committee oversees our commitments to environmental sustainability at least annually.

Pay Equity

At least annually, the Compensation Committee reviews our commitments to pay equity.

Board Policies

Related Persons Transactions Policy

Our Board of Directors has adopted a written Related Person Transactions Policy that describes the procedures used to process, evaluate, and, if necessary, disclose transactions between the Company and its directors, officers, director nominees, greater than 5% beneficial owners, or an immediate family member of any of the foregoing. We review any transaction or series of transactions which exceeds $120,000 in a single fiscal year and in which any related person has a direct or indirect interest, as well as any transaction for which EA's Global Code of Conduct or Conflict of Interest Policy would require approval of the Board of Directors.

Once a transaction has been identified, the Audit Committee (if the transaction involves an executive officer) or the Nominating and Governance Committee (if the transaction involves a director) will review the transaction at the next scheduled meeting of such committee. Transactions involving our CEO will also be reviewed by our Lead Independent Director. Transactions involving employee compensation will also be submitted to the Compensation Committee for approval. If it is not practicable or desirable to wait until the next scheduled meeting, the chair of the applicable committee considers the matter and reports back to the relevant committee at the next scheduled meeting. In determining whether to approve or ratify a transaction, our committees (or the relevant chair of such committee) consider all of the relevant facts and circumstances available and transactions are approved only if they are in, or not inconsistent with, the best interests of EA and its stockholders. No member of a committee reviewing a potential related person transaction may participate in any review, consideration or approval of any transaction if the member or their immediate family member is the related person.

Related Persons Transactions

Nicholas Bruzzo, the son of our former Chief Experience Officer, and Abby Moss, the daughter of our former Chief Technology Officer are each employed by the Company. Mr. Bruzzo is employed in our game development studios and Ms. Moss is employed as a software engineer. The aggregate value of each of Mr. Bruzzo's and Ms. Moss' total compensation in fiscal year 2023 (salary, bonus, and the value of any equity awards granted during fiscal year 2023) was consistent with compensation provided to other EA employees in similar positions and was less than $200,000. The Audit Committee and the Compensation Committee reviewed and approved Mr. Bruzzo's and Ms. Moss' employment and compensation in accordance with our Related Person Transactions Policy.

Global Code of Conduct and Corporate Governance Guidelines

We have adopted a Global Code of Conduct that applies to our directors, and all employees, including our principal executive officer, principal financial officer, principal accounting officer, and other senior financial officers, as well as Corporate Governance Guidelines. These documents, along with our organizational documents and committee charters, form the framework of our corporate governance. Our Global Code of Conduct, Corporate Governance Guidelines and committee charters are available in the Investor Relations section of our website at http://ir.ea.com. We post amendments to, or waivers from our Global Code of Conduct in the Investor Relations section of our website.

Stockholder Communications with the Board of Directors

EA stockholders may communicate with the Board of Directors as a whole, with a committee of the Board of Directors, or with an individual director by sending a letter to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, or by sending an email to StockholderCommunications@ea.com. Our Corporate Secretary will forward to the Board of Directors all communications that are appropriate for the Board of Directors' consideration. For further information regarding the submission of stockholder communications, please visit the Investor Relations section of our website at http://ir.ea.com.

Director Compensation

Our Compensation Committee is responsible for reviewing and recommending to our Board of Directors the compensation paid to our non-employee directors. Their review occurs every two years, with the last review occurring in February 2022, in consultation with our independent compensation consultant Semler Brossy. Non-employee directors are paid a mix of cash and equity compensation consisting of (1) an annual board retainer, (2) committee, committee chair, and lead director fees, as applicable, and (3) an annual equity award, as described below.

Fees Earned in Cash

The table below reflects the annualized components of fees earned in cash for non-employee directors for fiscal year 2023. For more information regarding the specific compensation received by each non-employee director during fiscal year 2023, see the *"Fiscal Year 2023 Director Compensation Table"* table below.

Annual Board Retainer	Amount ($)
Annual Board Retainer	60,000

Committee Fees	Amount ($)
Service on the Audit Committee	15,000
Service on the Compensation Committee	12,500
Service on the Nominating and Governance Committee	10,000

Lead Director and Committee Chair Fees	Amount ($)
Lead Director*	50,000
Chair of the Audit Committee	15,000
Chair of the Compensation Committee	12,500
Chair of the Nominating and Governance Committee	10,000

* Effective May 1, 2022, the Lead Director fee was increased to $50,000 (from $25,000) following Semler Brossy's competitive analysis of our non-employee director compensation against our compensation peer group to bring this fee in line with the median for our peer group.

Under the terms of our equity incentive plan, non-employee directors may elect to receive all or part of their fees in the form of EA common stock. As an incentive for our non-employee directors to increase their stock ownership in EA, non-employee directors making such an election receive vested shares of common stock valued at 110% of the cash compensation they otherwise would have received. These shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the grant date, which is the first trading day of each quarter of the Board year. Ms. Gonzalez, Mr. Huber, Ms. Roche, Mr. Simonson, and Ms. Ueberroth received all or part of their fees in the form of our common stock during fiscal year 2023.

Equity Compensation

In fiscal year 2023, non-employee directors also received an annual equity award of restricted stock units ("RSUs") with a grant date fair value of approximately $260,000. These RSUs were granted upon election or re-election to the Board of Directors at our 2022 annual meeting. RSUs vest in full on the first anniversary of the grant date (or, if earlier, the date of the next annual meeting of stockholders following the grant date), subject to the non-employee director's continuous service as a member of the Board of Directors through such date. For any director who may have previously elected to defer settlement of RSUs, the receipt of shares underlying vested RSUs may be deferred until the fifth or tenth anniversary of the original vesting date or the date the director terminates service with the Company.

Other Benefits

Non-employee directors who are not employed with any other company are offered an opportunity to purchase certain EA health, dental and vision insurance while serving as a director. Participating directors pay 100% of their own insurance premiums. In addition, we offer non-employee directors the opportunity to receive cybersecurity services to protect their privacy, home networks, and devices, where they may conduct EA business. The Company is charged an annual fee per participating director; currently, the per person annual fee is less than $4,000 for these services.

Fiscal Year 2023 Director Compensation Table

The following table shows compensation information for each of our non-employee directors during fiscal year 2023. Mr. Wilson, our CEO, does not receive any compensation for his service on our Board of Directors.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Kofi A. Bruce	75,000	259,879	–	334,879
Leonard S. Coleman*	20,625	–	–	20,625
Rachel Gonzalez	70,000	259,879	7,022	336,901
Jeffrey T. Huber	75,000	259,879	7,445	342,324
Talbott Roche	85,000	259,879	8,538	353,417
Richard A. Simonson	90,000	259,879	8,956	358,835
Luis A. Ubiñas	136,250	259,879	–	396,129
Heidi Ueberroth	72,500	259,879	7,229	339,608

* Mr. Coleman retired from the Board of Directors effective August 11, 2022.

[1] As discussed above, non-employee directors may elect to receive all or part of their fees in the form of EA common stock. See footnote 3 for additional information regarding the number of shares received in lieu of cash compensation by those non-employee directors who made such an election.

[2] Represents the aggregate grant date fair value of the annual RSU award granted to the non-employee directors and is calculated based on a closing price of $129.68 per share for our common stock on the August 11, 2022 grant date. Grant date fair value is determined for financial statement reporting purposes in accordance with FASB ASC Topic 718. For additional information regarding the valuation methodology for RSUs, see Note 15 "Stock-Based Compensation and Employee Benefit Plans," to the Consolidated Financial Statements in our Annual Report. As of April 1, 2023 (the last day of fiscal year 2023), each of our current non-employee directors held 2,004 unvested RSUs.

[3] Non-employee directors may elect to receive all or part of their fees in the form of EA common stock, and directors making such an election receive common stock valued at 110% of the cash compensation they would have otherwise received. These shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the grant date. The values represent the premium received for shares in lieu of compensation. As of April 1, 2023 (the last day of fiscal year 2023), the aggregate number of outstanding and unexercised shares of our common stock subject to stock options beneficially owned by our non-employee directors was as follows: Mr. Huber - 11,872 and Mr. Ubiñas - 4,872.

The table below sets forth information on the shares received upon immediate exercise of the option(s) granted to directors who elected to receive all or part of their fees in the form of EA common stock during fiscal year 2023.

Name	Grant Date	Exercise Price ($)	Shares Subject to Immediately Exercised Stock Option Grants	Grant Date Fair Value ($)
Rachel Gonzalez	5/2/2022	120.00	160	19,200
	8/1/2022	130.87	147	19,238
	11/1/2022	126.27	153	19,319
	2/1/2023	116.76	165	19,265
				77,022
Jeffrey T. Huber	5/2/2022	120.00	172	20,640
	8/1/2022	130.87	157	20,547
	11/1/2022	126.27	164	20,708
	2/1/2023	116.76	176	20,550
				82,445
Talbott Roche	5/2/2022	120.00	195	23,400
	8/1/2022	130.87	179	23,426
	11/1/2022	126.27	185	23,360
	2/1/2023	116.76	200	23,352
				93,538
Richard A. Simonson	5/2/2022	120.00	206	24,720
	8/1/2022	130.87	189	24,734
	11/1/2022	126.27	196	24,749
	2/1/2023	116.76	212	24,753
				98,956
Heidi Ueberroth	5/2/2022	120.00	166	19,920
	8/1/2022	130.87	152	19,892
	11/1/2022	126.27	158	19,951
	2/1/2023	116.76	171	19,966
				79,729

Compensation Discussion & Analysis

For fiscal year 2023, EA's named executive officers ("NEOs") were:

- **Andrew Wilson,** Chief Executive Officer;
- **Chris Suh,** former Chief Financial Officer;
- **Laura Miele,** President, EA Entertainment, Technology and Central Development and former Chief Operating Officer;
- **Chris Bruzzo,** former Chief Experience Officer;
- **Mala Singh,** Chief People Officer; and
- **Kenneth Moss,** former Chief Technology Officer.

On June 20, 2023, we announced organization updates with changes to the executive team. Stuart Canfield was appointed Executive Vice President, Chief Financial Officer, effective June 20, 2023, following the decision by Chris Suh to step down with a departure date of June 30, 2023. In addition, we announced that Laura Miele has been appointed President of EA Entertainment, Technology and Central Development, effective June 20, 2023. In this role, she will oversee the development and production of key games and services in the EA Entertainment portfolio, while continuing to lead central technology and development services to drive execution and operational efficiencies. The announcement also noted that Chris Bruzzo informed us of his decision to retire with an effective date of June 30, 2023 and he is succeeded by David Tinson as Executive Vice President, Chief Experience Officer. Mr. Moss departed the Company on September 2, 2022.

Executive Summary

Fiscal Year 2023 Business Highlights

During fiscal year 2023, we continued to deliver award-winning games and services to our players and generated strong financial and operating results. Hundreds of millions of players around the world came together and connected through our games, live services, and content. We continued our efforts to build more diverse and inclusive teams and games, support our communities, and ensure that our workplace culture is one of respect and allyship. We again engaged with our top institutional stockholders to understand their views on topics such as executive compensation, governance, and ESG issues.

Our executive compensation program is designed to reward our NEOs for the achievement of Company-wide financial, operating, and strategic objectives and the creation of long-term stockholder value. These measures formed the basis of executive compensation decisions made by the Compensation Committee and Board of Directors in fiscal year 2023.

Key Highlights for the Fiscal Year

Financial and Operational Performance	- **Net revenue** of $7.426 billion. - **Net bookings** of $7.341 billion. - **Operating cash flow** of $1.550 billion. - **Diluted earnings per share** of $2.88. - **Record live services and other net revenue** of $5.489 billion. - Returned $1.295 billion to stockholders through a repurchase of 10.4 million shares. - Paid quarterly cash dividends totaling $210 million.
Key Strategic and Operating Achievements	- Launched EA SPORTS FIFA 23, the best-selling title in franchise history, as well as the #1-selling game in Europe for calendar year 2022. - Launched Madden NFL 23, the best-selling title in franchise history across console and PC platforms. - Launched seven new releases and provided over 450 content updates across 51 titles.
ESG Efforts and Achievements	- Promoted transparency regarding our workforce representation data by voluntarily disclosing our EEO-1 diversity data; and disclosed attrition data by gender and race/ethnicity in our most recent Impact Report. - Increased the level of underrepresented talent in our workforce, including by sustaining year-over-year increases of executive talent from underrepresented groups for the third year in a row. - Established fiscal year 2023 as our baseline year for Scope 1 and 2 emissions and will disclose additional Scope 3 categories in our upcoming 2023 Impact Report.

Engagement with Stockholders

- Leading up to our 2023 Annual Meeting, we reached out to stockholders collectively holding approximately 61% of our outstanding stock to understand their views on compensation, governance and ESG issues. We held engagement meetings with every stockholder who accepted, totaling 15 meetings with stockholders representing approximately 40% of our outstanding stock.
- Discussed the responsive actions we have taken in recent years on compensation and governance matters, as well as solicited feedback on our current executive compensation program.

Stockholder Engagement

We have a robust year-round stockholder outreach program, with formal engagement efforts occurring in both the summer and winter.



JUNE - AUGUST
Ahead of our annual meeting, we seek to engage with investors to answer questions and understand their views on matters relating to our annual proxy statement

SEPTEMBER - FEBRUARY
Review stockholder votes at our most recent annual meeting, identify potential follow-up areas, and evaluate our governance and executive compensation practices

APRIL - MAY
Review feedback from off-season engagement, and consider any enhancements to our executive compensation program, governance structure and ESG programs

MARCH - MAY
Conduct meetings with stockholders and proxy advisors to consider any issues raised and to solicit feedback on governance, executive compensation, and other topics of interest

2022 Say-on-Pay Vote

At our 2022 Annual Meeting, our advisory say-on-pay proposal received the support of 92% of the votes cast. The Board of Directors and Compensation Committee believe that this favorable result affirms stockholder support for our executive compensation program and philosophy following the significant changes we have made following our 2020 and 2021 say-on-pay votes. These changes are described in detail below and were based on stockholder feedback following extensive outreach and engagement efforts by our Compensation Committee and our executives. In considering last year's favorable vote result, the Compensation Committee determined that the changes made to our executive compensation program are largely supported by our stockholders and should remain in effect.

Stockholder Engagement in Fiscal Year 2023

Our dialogue with stockholders in formal engagements has helped us evolve our executive compensation program. We continued our investor outreach in fiscal year 2023, contacting our top 25 stockholders in advance of our 2023 Annual Meeting and offering meetings to discuss our executive compensation program. During these meetings, we discussed the substantial enhancements we made to our executive compensation program in recent years.

Our executive compensation program continues to build on changes made in prior years. Below is a summary of stockholder feedback provided as it affects our fiscal year 2023 program.

What We Heard from Stockholders	Our Actions
Severance/Termination Pay Would like to see limits on severance payable to senior management	**Action:** In August 2022, we ***adopted a cash severance policy for executive officers*** following feedback we received during our stockholder engagement process. The policy prohibits the Company from entering into any arrangement that provides cash severance benefits exceeding 2.99 times the sum of an executive officer's base salary plus target bonus opportunity without seeking shareholder ratification.
Annual Performance Cash Bonus Program Would like to see a more formulaic approach to the annual bonus payouts	**Action:** Beginning with fiscal year 2023, we enhanced the rigor of our Company bonus pool funding formula: ■ ***Increased the financial performance weighting of Company bonus pool funding to 70% for our CEO and 60% for our CFO and COO,*** with the remaining portion of Company bonus pool funding based on business performance, including ESG goals (instead of the 50/50 funding split that applies to all other employees). ■ ***Implemented an enterprise-level scorecard for the strategic and operating objectives*** that drive funding of the business performance component of the Company bonus pool. The scorecard measured our performance against goals across six key strategic objectives established for the fiscal year: Strategy; Amazing Content and Experiences; Social Ecosystems and Creative Autonomy; Aggregation and Distribution; Talent; and Culture and Work. Each key objective is weighted at 20% of the business performance component of the Company bonus pool funding formula, except that Talent and Culture and Work (our ESG goals relating to human capital management (HCM)) are together weighted at 20%.
Fiscal Year 2023 ESG Goals Would like ESG goals to feature more prominently in our compensation program.	**Action:** Beginning with fiscal year 2023, ESG goals are included in the enterprise-level scorecard under our annual performance cash bonus program, and our achievement against them will impact funding of the business performance component of the Company bonus pool funding formula. These ESG goals are collectively weighted at 20% of the scorecard, and relate to talent, culture, and environmental sustainability measures. We continue to consider other meaningful ways that ESG initiatives and related developments can be tied to our compensation program.
Long-Term Equity Incentives: PRSU Program Some stockholders would like to see the weighting of long-term equity incentives to be more heavily weighted towards PRSUs.	**Action:** Beginning with fiscal year 2023, we increased the portion of performance-based equity for our CFO and COO—each of their annual equity incentive awards will consist of ***60% performance-based restricted stock units***, consistent with the award mix put in place for our CEO effective for fiscal year 2022.

Pay Practices Implemented Based on Earlier Stockholder Feedback

In addition, we maintain the following pay practices that have been established over the years since our 2020 Annual Meeting.

No Special Equity Awards	No granting of any special equity awards to NEOs through at least the end of fiscal year 2026.
Performance-Based Long-Term Equity Incentives (PRSUs)	■ Inclusion of net bookings and operating income financial performance metrics, in addition to the existing TSR metric. ■ Three-year cliff vesting on awards. ■ Elimination of the lookback feature from the relative TSR component of legacy PRSUs. ■ Increasing the threshold and adjusting the relative TSR payout scale, with no vesting for performance below the 25th percentile and above median performance required for target payout. ■ Determination that the CEO's annual equity award will consist of 60% PRSUs.
Annual Performance Bonus	■ Enhanced disclosure of our program structure, non-financial goals, and how payouts are determined. ■ Capping NEO bonuses at 2x target bonus opportunity.
Stock Ownership	Increasing stock ownership guidelines, including from 5x to 10x salary for CEO.
Clawback	Expanding our Clawback Policy to cover cash as well as equity incentives.

Compensation Principles

Philosophy and Objectives

As a global leader in digital interactive entertainment, we believe that the skills, expertise, and experience of our employees, including our NEOs, are the critical factors that contribute to our overall performance and enhance stockholder value. To drive continued successful operational and financial performance, we must attract, motivate, reward, and retain top executive talent. The Board of Directors and the Compensation Committee strive to make executive compensation decisions that follow a competitive pay-for-performance compensation philosophy that is in the long-term best interests of our stockholders. Accordingly, our executive compensation program is designed to:

- Provide highly competitive compensation to attract and retain top executive talent;
- Create direct alignment with our stockholders by providing equity ownership in the Company;
- Align pay and performance by creating incentives tied to our business results;
- Reward and motivate strong individual performance and leadership; and
- Avoid undue compensation-related risk.

Compensation and Governance Practices

The Compensation Committee regularly reviews our executive compensation program to ensure that we maintain strong governance standards in our executive compensation program. Below is a summary of our key compensation and governance practices.

 **What We Do**

- Structure executive compensation to link pay and performance
- Provide a high percentage of variable, at-risk pay; approximately 94% of our CEO's and 92% of our other NEOs' compensation is variable and at-risk
- Cap performance-based annual bonus and long-term equity incentive payouts for NEOs
- Prohibit arrangements providing cash severance benefits that exceed a capped amount
- Require our executives to satisfy robust stock holding requirements
- Conduct regular stockholder outreach
- Perform an annual risk assessment of our executive compensation program
- Evaluate our compensation peer group at least annually
- Engage an independent compensation consultant to advise the Compensation Committee
- Conduct formal executive succession planning

 **What We Don't Do**

- No "single-trigger" change in control arrangements
- No excise tax gross-ups upon a change in control
- No executive employment contracts (other than as required by local jurisdictions)
- No repricing of options without stockholder approval
- No hedging or pledging of EA stock
- No payment of dividends or dividend equivalents on unearned or unvested equity awards

Process for Determining Our NEOs' Compensation

Participant	Role in the Executive Compensation Determination Process
Board of Directors	■ Approves the target total direct compensation for our CEO, in consultation with the Compensation Committee and the Compensation Committee's independent compensation consultant Semler Brossy.
Compensation Committee	■ Approves the target total direct compensation for our NEOs (other than our CEO) after receiving input, at the Compensation Committee's request, from our CEO, our Chief People Officer, and the Compensation Committee's independent compensation consultant.
	■ Reviews, approves, and recommends to the Board of Directors, CEO pay.
Independent Compensation Consultant	■ Semler Brossy advises on our executive compensation program and advises on changes to our compensation program and other executive compensation-related developments and trends, including by conducting a comprehensive analysis of our executive compensation program using publicly-available information on peer companies to compare each element of our executive compensation program.
	■ Semler Brossy also assisted the Compensation Committee with its review of our non-employee director compensation in fiscal year 2023.
	■ Semler Brossy attended all meetings held by the Compensation Committee.
	■ The Compensation Committee has reviewed the independence of Semler Brossy, which provides no services to the Company other than described above, and determined that Semler Brossy's engagement did not raise any conflicts of interest.
Management	■ Our CEO and Chief People Officer assist the Compensation Committee by providing information on corporate and individual performance, market compensation data and practices, and other executive compensation matters.
	■ At the beginning of each fiscal year, our CEO and Chief People Officer review the performance of our other NEOs for the prior fiscal year and make recommendations to the Compensation Committee regarding the annual base salary, bonus targets, and annual equity awards for our NEOs (other than with respect to themselves).

Executive Compensation Decision-Making Approach

The Board of Directors and the Compensation Committee believe that executive compensation should be evaluated holistically. They consider a variety of factors to guide their compensation decision-making process for our NEOs. These include an evaluation of market trends and the competitive landscape for executive talent, which includes a review of the market practices of our peer group and other technology companies with which we compete for talent. Use of such comparative market data from the peer group and broader survey data for technology companies allows us to assess the appropriateness and reasonableness of compensation levels and mix to determine if our compensation program aligns pay with performance, fairly rewards our executives, and provides adequate retention and incentive value. In addition, in determining executive compensation, the Board of Directors and Compensation Committee also consider corporate performance, internal compensation alignment, and factors unique to each NEO, such as individual performance, scope and complexity of the role, experience, and tenure.

Compensation Peer Group

Each year, the Compensation Committee, with the independent compensation consultant's advice and input, reviews and selects a group of peer companies to use as a reference to better understand the competitive market for executive talent in our industry. As part of this process, the Compensation Committee engages in a quantitative and qualitative assessment to identify companies that are similar to us, based on a combination of factors including: size; revenue and market capitalization; business fit; whether they are in relevant industry pillars or are companies with which we compete for executive talent; and other relevant factors, including the number of current peer companies that identify EA as a peer. Where some companies may not be similar in size to us based on quantitative factors, they still may be included in our peer group based on the qualitative factors described above.

For fiscal year 2023, the Compensation Committee approved a peer group of 19 companies based on the factors listed above. As a result of this review, as compared to the fiscal year 2022 peer group, the Compensation Committee removed Adobe Inc., Salesforce, Inc., and NVIDIA Corporation due to their outsized market capitalization, and Hasbro, Inc. due to its no longer being deemed a relevant business fit. To replace these companies and ensure the peer group was of sufficient size, the Compensation Committee added Airbnb, Inc., Block, Inc., Snap Inc., Synopsys, Inc., and Sirius XM Holdings, Inc., companies that met all or some of the factors described above.

Gaming	Consumer-Oriented Technology / Software		Media / Entertainment
Activision Blizzard, Inc.	Airbnb, Inc.	Intuit Inc.	Warner Bros. Discovery, Inc.
Take-Two Interactive Software, Inc.	Autodesk, Inc.	ServiceNow, Inc.	IAC/InteractiveCorp
Zynga Inc.	Block, Inc.	Synopsys, Inc.	Netflix, Inc.
	Booking Holdings Inc.	Workday, Inc.	Sirius XM Holdings, Inc.
	eBay, Inc.	VMware, Inc.	Snap Inc.
	Expedia Group, Inc.		

Looking ahead to fiscal year 2024:

For fiscal year 2024, the Compensation Committee, in consultation with its independent compensation consultant, reviewed the factors detailed above to validate current peer companies and identify the appropriate peer group for that year. In connection with such review, the Compensation Committee approved a peer group for fiscal year 2024 consisting of the same companies as the fiscal year 2023 peer group, except that Zynga Inc. was removed due to the closing of its acquisition by Take-Two Interactive Software, Inc. in May 2022, and Activision Blizzard, Inc. will be removed upon the closing of its acquisition by Microsoft Corporation.

Our NEOs' Fiscal Year 2023 Compensation

Target Total Direct Compensation for Fiscal Year 2023

Our executive compensation program is designed to motivate and reward performance against our financial and strategic priorities. More specifically, this approach rewards the achievement of Company-wide financial and business objectives, individual performance, and the creation of long-term value for stockholders, while also recognizing the dynamic and highly competitive nature of our business and the market for top executive talent.

For fiscal year 2023, 94% of our CEO's target total direct compensation opportunity and 92% of the average of our other NEOs' target total direct compensation opportunity was at-risk in the form of an annual performance cash bonus opportunity, and long-term equity awards comprised of PRSUs and RSUs, as set forth below.

CEO



NEOs (Excluding CEO)



Fixed (Base)   Bonus Opportunity   RSU   PRSU

Our Elements of Pay

The Compensation Committee believes that the target total direct compensation for each NEO should be consistent with market practices for executive talent, allow us to attract and retain the highest caliber of executive talent in our industry, and reflect each NEO's individual experience, responsibilities, and performance. There are three main elements of NEO compensation: (1) annual base salary, (2) annual performance cash bonuses, and (3) long-term equity incentive awards.

Base Salary

Key purpose and features

- Serves as a fixed cash component that is market competitive for the role to attract and retain high-performing executives.
- The following factors are considered when determining NEO salaries: individual performance; the market for similar positions, including the pay practices for comparable positions at the companies in our peer group; level of responsibilities; complexity of role; experience; and internal compensation alignment.

As part of its May 2022 annual compensation review, the Compensation Committee—or the Board of Directors, in the case of Mr. Wilson—considered the above factors and determined that there would be no increases in base salaries for our NEOs for fiscal year 2023.

	Base Salary for Fiscal Year 2023 ($)	(Represents 0% Increase from Fiscal Year 2022)
Mr. Wilson	1,300,000	
Mr. Suh	700,000	
Ms. Miele	800,000	
Mr. Bruzzo	750,000	
Ms. Singh	625,000	
Mr. Moss	750,000	

Annual Performance Cash Bonus Awards

Key purpose and features

- Annual bonus awards are designed to motivate our executives to achieve challenging annual performance goals that are important to our long-term growth.
- Capped at 200% of target.
- Payouts based on (1) Company Performance, which is based on Company financial performance and Company business performance to balance our annual financial performance with our execution against strategic and operating objectives, and (2) individual performance.
- The Company financial performance component of Company Bonus Pool Funding is weighted at 70% for our CEO, 60% for our CFO and COO, and 50% for our other NEOs, with the Company business performance component weighted at 30%, 40%, and 50%, respectively.
- A threshold level of Company financial performance must be achieved to fund that portion of the Company bonus pool.

Our NEOs participate in the Executive Bonus Plan, which governs bonuses paid to our Section 16 officers and operates in conjunction with the EA Bonus Plan, our Company-wide bonus plan. The formula for calculating each payout under the annual performance cash bonus program for our NEOs is as follows:

BASE SALARY	x	TARGET BONUS PERCENTAGE (% OF BASE SALARY)	x	COMPANY PERFORMANCE (COMPANY BONUS POOL FUNDING) 50-70% Company Financial Performance / 30-50% Company Business Performance	x	INDIVIDUAL PERFORMANCE MODIFIER (IPM)	=	NEO BONUS PAYOUT

Process to Determine Performance Cash Bonus Awards

In the first quarter of each fiscal year, the Compensation Committee determines the Executive Bonus Plan participants, performance period, and performance measures. All NEOs at the time were selected to participate in the Executive Bonus Plan for fiscal year 2023.



1 Approve target bonus percentages and maximum award amounts

2 Set performance goals

3 Determine Company bonus pool funding

4 Conduct individual performance assessments and determine individual performance modifiers (IPMs)

Step 1: Approve Target Bonus Percentages and Maximum Award Amounts

APPROVE TARGET BONUS PERCENTAGES

Each fiscal year, the Compensation Committee—or the Board of Directors, in the case of Mr. Wilson—sets the amount of the target annual performance cash bonus as a percentage of each NEO's base salary ("target bonus") based on factors including individual performance, the market for similar positions, level of responsibilities, complexity of role, pay practices at our peer group for comparable positions, and internal compensation alignment. As part of its review, the Compensation Committee—or the Board of Directors, in the case of Mr. Wilson—determined that there would be no increases in the target bonus opportunities for our NEOs for fiscal year 2023.

Fiscal Year 2023 Target Bonus Percentages

	Bonus Eligible Salary for Fiscal Year 2023 ($)	Target Bonus Percentage for Fiscal Year 2023 (%)
Mr. Wilson	1,300,000	200%
Mr. Suh	700,000	100%
Ms. Miele	800,000	110%
Mr. Bruzzo	750,000	100%
Ms. Singh	625,000	90%
Mr. Moss[1]	750,000	100%

[1] Mr. Moss was ineligible for an annual performance cash bonus award because he departed EA in September 2022.

MAXIMUM AWARD AMOUNTS

Our Compensation Committee believes that annual bonus awards should be capped to ensure that we maintain strong governance standards in our executive compensation program and to mitigate incentives for undue risk taking. Under our Executive Bonus Plan, bonuses for our NEOs are capped at two times the target bonus opportunity for each NEO.

Our CEO receives no bonus payout if our net income is less than 80% of our fiscal year 2023 financial plan.

Step 2: Set Performance Goals

Each NEO's annual performance cash bonus award is tied to Company financial performance, as described immediately below. These goals are set forth in our financial and strategic plan for fiscal year 2023 that our Board of Directors and Compensation Committee reviewed with management in April 2022 and approved in May 2022. Effective for fiscal year 2023, we enhanced the rigor of our Company bonus pool funding formula for our CEO, CFO and COO by increasing the financial performance weighting of the Company bonus pool funding formula to 70%, 60% and 60%, respectively. The Compensation Committee believes that this mixed funding formula is appropriate because it balances our annual financial performance with our execution against strategic and operating objectives, which are critical drivers of our long-term success.

COMPANY FINANCIAL PERFORMANCE

For the financial performance component of our fiscal year 2023 Company bonus pool funding, the Compensation Committee approved the following two equally weighted Company financial performance goals: non-GAAP net revenue and non-GAAP diluted earnings per share. We believe these objective financial measures serve as clear goals for management to drive top-line growth and profitability with responsible cost management. A threshold level of performance must be met for each of the relevant metrics in order to fund that component of the bonus pool.

Fiscal Year 2023 Targets

The fiscal year 2023 non-GAAP net revenue and non-GAAP diluted earnings per share bonus funding targets were each set higher than our fiscal year 2022 actual performance, as follows: **non-GAAP net revenue of $8.150 billion** and **non-GAAP diluted earnings per share of $7.97,** weighted equally. Bonus pool funding is tied to our achievement of threshold, target, and maximum levels of performance for the relevant metric, with no funding if the threshold levels of performance are not achieved.

When making compensation decisions for our NEOs, we use non-GAAP financial measures to evaluate the Company's financial performance and the performance of our management team against non-GAAP targets. These measures adjust for certain items that may not be indicative of the Company's core business, operating results, or future outlook.

For more information regarding our use of non-GAAP financial measures for our compensation programs, please refer to *"About Non-GAAP Financial Measures"* in Appendix A below.

COMPANY BUSINESS PERFORMANCE

For the Company business performance component of our bonus pool funding, the Compensation Committee assesses performance against the Company's strategic priorities and objectives established for the fiscal year and approved by our Board of Directors. Beginning in fiscal year 2023, we implemented an enterprise-level scorecard regarding the strategic and operational performance objectives that drive funding of the Company bonus pool. For fiscal year 2023, the scorecard measures our performance against specific goals for six key strategic objectives established for the fiscal year. The Compensation Committee reviews Company attainment against these goals and objectives periodically during the fiscal year. See "Step 3: Determine Company Bonus Pool Funding—Company Business Performance" below, for more information on these goals and objectives.



Step 3: Determine Company Bonus Pool Funding

In May 2023, the Compensation Committee approved a bonus pool funding percentage of 87.2% of aggregate NEO target bonuses, as compared to 126.25% in the prior year. This funding percentage was based on equally weighted funding percentages of 74.4% for Company financial performance and 100% for Company business performance, as indicated below.

COMPANY FINANCIAL PERFORMANCE

For purposes of measuring attainment against our fiscal year 2023 financial targets for bonus funding, our non-GAAP net revenue was $7.341 billion and our non-GAAP diluted earnings per share was $7.12. Based on our attainment against our non-GAAP net revenue and diluted earnings per share targets, the Compensation Committee approved a combined funding percentage of 74.4% of target for the Company financial performance component with respect to our NEOs.

	Threshold	Target	Maximum	
Non-GAAP Net Revenue (in billions)	$7.335	$8.150	$9.373	Actual $7.341
Non-GAAP Diluted EPS	$6.77	$7.97	$9.96	Actual $7.12
Funding Percentage(1)	50%	100%	200%	Actual 74.4%

(1) The funding percentage for achievement between the percentages designated above is interpolated on a straight-line basis.

Appendix A to this Proxy Statement provides a reconciliation between our non-GAAP financial measures and our audited financial statements.

COMPANY BUSINESS PERFORMANCE

For fiscal year 2023, the Compensation Committee approved a funding percentage of 100% for the business performance component, as compared to 119.5% in the prior year, based on its evaluation of our achievements against the weighted strategic and operating objectives highlighted below.

	Strategic and Operating Objectives	Key Measures	Key Performance Highlights	Assessment
20%	**Strategy** Align the Company behind our strategic pillars, including portfolio plans, financial models and clear points of integration with functional and franchise strategies	■ Increase engagement score to a designated level	■ Achieved multi-point score increase and remained one point shy of goal	■ Slightly Missed Target
		■ Develop long-range model to gain multi-dollar EPS growth over 3 years	■ Delivered model reflecting meaningful EPS growth of 59% over the specified target	■ Exceeded Target
20%	**Amazing Content & Experiences** Expand engagement with players who create, watch and play within our great games across HD and Mobile	■ Player engagement in HD for a designated number of session days	■ Achieved specified number of session days	■ Achieved Target
		■ Progress on tools for our developers by increasing overall survey score to a designed level	■ Strong progress on developer tools, including delivery of EA game creation tools strategy aligned with key studios stakeholders and strengthening of key strategic partnerships	■ Achieved Target

	Strategic and Operating Objectives	Key Measures	Key Performance Highlights	Assessment
20%	**Social Ecosystems & Creative Autonomy** Invest in product innovations and platform capabilities to unlock the power of social engagement and player creativity	■ Develop and test creative autonomy platform (CAP) capabilities with targeted number of players ■ Launch beta platform for a specified title ■ Establish baseline measure of community sense of safety, inclusion and fairness	■ Achieved participation by targeted number of test players, with key performance indicator targets successfully met or exceeded in all areas ■ Achieved by completing scheduled delivery of betas ■ Created benchmarks for safety, inclusion, and fairness through data analysis	■ Achieved Target ■ Achieved Target ■ Achieved Target
20%	**Aggregation & Distribution** Increase our player base and expand partnerships through sub distribution and geographic expansion	■ Increase Mobile DAU's by a designated percentage and grow HD MAU's by a designated percentage ■ Increase number of player accounts to specified target ■ Increase EA Play quarterly active members by a designated percentage ■ Increase players in Asia by a designated percentage	■ Surpassed goal by 21% in Mobile DAU's through strong engagement in mobile; remained shy of goal on full year HD MAUs ■ Surpassed goal through strong engagement across the games portfolios ■ Increased quarterly active members but remained shy of goal ■ Surpassed goal by 16% through strong engagement in the region	■ Exceeded Target as to Mobile DAU's; Missed Target as to HD MAU's ■ Exceeded Target ■ Missed Target ■ Exceeded Target
10%	**Talent** Attract and retain the talent we need to power our business while increasing diversity representation across all levels	■ Employee satisfaction score at or above a designated level ■ Critical talent retention at a designated level ■ Increase global representation of women and underrepresented groups by designated percentages	■ Surpassed goal by 4 points based on results of employee survey data ■ Surpassed goal by 8% through active efforts to retain top talent, which have resulted in low attrition ■ Achieved targets for women and certain underrepresented groups through recruiting and retention efforts, all the while laying the groundwork for continued increases among all groups; missed one target	■ Exceeded Target ■ Exceeded Target ■ Slightly Missed Target
10%	**Culture & Work:** Build a culture of continual improvement; where employees know what is expected, rewarded for their performance and operate in a work model that enables productivity, well-being, fairness, and equity. Evolve our organization towards environmental sustainability	■ Executive-level goal-setting to drive workplace engagement ■ Future of work arrangements goal ■ Multi-point increase in work/ life balance score ■ Establish FY23 as baseline year for Scope 1 and 2 emissions and develop measurement tools for key Scope 3 emissions	■ Achieved by executive-level employees ■ Surpassed goal with 87% participation by employees ■ Achieved targeted score, resulting in the highest work/life balance score to date ■ Successfully established Scope 1 and 2 baseline year by identifying, describing and quantifying those emissions; implemented process to capture additional Scope 3 categories, with their disclosure to follow in our 2023 Impact Report	■ Achieved Target ■ Exceeded Target ■ Achieved Target ■ Achieved Target

Step 4: Conduct Individual Performance Assessments and Determine IPMs

Individual performance is a key factor in determining the amount of each NEO's annual bonus. Each year, the Board of Directors for Mr. Wilson, and the Compensation Committee, in consultation with Mr. Wilson and our Chief People Officer, for all NEOs except Mr. Wilson, review and approve the individual performance objectives for the NEOs. Mr. Wilson's individual performance objectives for fiscal year 2023 are based on non-GAAP financial objectives and strategic and operating objectives. For all other NEOs, the individual objectives are based on strategic and operating objectives tailored to the functions led by each NEO and aligned to the achievement of our overall fiscal year 2023 plan approved by the Board of Directors, as well as qualitative factors including leadership and talent development.

At the end of each fiscal year, the Board of Directors for Mr. Wilson, and the Compensation Committee, in consultation with Mr. Wilson and our Chief People Officer, assess the individual performance of our NEOs and determine each NEO's individual performance modifier, or IPM, at a percentage between 0% and 200% (subject to the overall cap of 2x target bonus for the annual cash bonus award). Consistent with our pay-for-performance philosophy, a higher individual performance assessment would result in a higher IPM, and vice-versa, so that an executive with a lower assessment could receive less than his or her target bonus. If an executive meets a high level of performance expectations, he or she would receive an IPM of 100% or greater. To receive an IPM of 200%, the NEO must demonstrate sustained, truly extraordinary performance, and the Board of Directors and Compensation Committee expect that assigning an IPM at this level would occur in rare circumstances only.

With the exception of our CEO, the performance assessment for each of our NEOs is based on an assessment of each executive's performance, considering his or her overall performance for the year; impact on our business and culture; demonstrated results; the executive's strong leadership; and execution of key objectives. No single factor is determinative. For Mr. Wilson, the Board of Directors considers achievement of the financial and strategic objectives that were established for him for the fiscal year.

Determination of Fiscal Year 2023 Performance Cash Bonus Awards for our NEOs

The key results that influenced the Board of Directors' decisions regarding Mr. Wilson's performance are identified below. The Board of Directors takes a holistic approach to evaluating the achievement of the CEO's financial and strategic and operating objectives and does not assign a specific weighting to any one factor within each of these two categories.

In determining the actual performance cash bonus awards for our other NEOs, Mr. Wilson and our Chief People Officer reviewed each NEO's achievements against the individual performance objectives for fiscal year 2023 and provided their recommendations to the Compensation Committee for review and approval. The key results that influenced the Compensation Committee's decisions regarding each NEO's individual performance are listed below.



Mr. Wilson
Chief Executive Officer

Individual Performance Modifier

After reviewing his achievements for fiscal year 2023, the Board of Directors approved an IPM of 115% for Mr. Wilson.

Key Highlights for Fiscal Year 2023

In May 2023, the Board of Directors considered Mr. Wilson's performance against the financial and strategic and operating objectives for fiscal year 2023, as highlighted below.

Non-GAAP Financial Objectives 70%:	Target	Actual[1]
Net Revenue (in millions)	$ 8,150	$ 7,341
Diluted Earnings Per Share[2]	$ 7.16	$ 6.47

[1] Appendix A to this Proxy Statement provides a reconciliation between our non-GAAP financial measures and our audited financial statements.

[2] For purposes of measuring achievement of Mr. Wilson's diluted earnings per share objective, a share count of 278 million was used.

Strategic Objectives Scorecard 30%:

Under Mr. Wilson's leadership, the Company executed on key strategic and operating objectives that were established for fiscal year 2023 under our enterprise-level scorecard, as detailed above in Step 3—Company Business Performance. These objectives were designed to position Electronic Arts as a leading digital interactive entertainment platform by, among other things, continuing to grow our player base in targeted ways, deepening player engagement across newer platforms, and strengthening player networks and communities, all the while executing on greater business and financial strategies. These objectives were also designed to focus on supporting our employees and creating a positive work environment, as well as to reinforce our commitment to environmental sustainability.

In addition to these overarching strategic and operating objectives, the Board of Directors considered the following key individual achievements when evaluating Mr. Wilson's performance for fiscal year 2023.

Record-breaking Achievements in our Top Franchises

Under Mr. Wilson's leadership, we

- launched EA SPORTS FIFA 23, the best-selling title in franchise history with the franchise growing net bookings by 10% year-over-year;
- launched Madden NFL 23, the best-selling title in franchise history across console and PC platforms; and
- launched seven new releases and provided over 450 content updates across 51 titles.

Decisive Actions in the Face of Macro Uncertainty

Under Mr. Wilson's leadership, we

- took deliberate action to reduce our expense base to preserve profitability and undertook restructuring initiatives to focus on prioritizing investments to the Company's growth opportunities;
- adopted a five-year strategic plan focused on delivering long-term growth; and
- navigated unprecedented industry consolidation by focusing on our key strategies: building games and experiences that entertain massive online communities; creating blockbuster interactive storytelling; and amplifying the power of community in and around our games with social and creator tools.

Commitments and Progress Across Our People, Players and Communities

Under Mr. Wilson's leadership, we

- strengthened inclusive and accessible player experiences through actions in our largest franchises, including EA SPORTS FIFA 23, Apex Legends and The Sims 4;
- grew underrepresented talent in executive (VP+) roles for the third consecutive year; and
- evolved our leadership team to position EA for continued success, including restructuring the technology organization to drive further innovation in our games and services.



Mr. Suh

Chief Financial Officer

Mr. Suh has served as Chief Financial Officer since March 1, 2022 and on June 20, 2023, EA announced Mr. Suh's decision to step down to pursue another opportunity with June 30, 2023 as his last day.

Individual Performance Modifier

In May 2023, after reviewing his achievements for fiscal year 2023, the Compensation Committee approved an IPM of 110% for Mr. Suh.

Key Highlights for Fiscal Year 2023

Under Mr. Suh's leadership during fiscal year 2023, the Company:

- generated net revenue of $7.426 billion, a 6% increase over fiscal year 2022;
- achieved cash flow provided by operations of $1.550 billion, while continuing to efficiently manage our operating expenses;

- saw growth across EA's broad portfolio and diverse business models, including live services, for which we achieved total net bookings of $7.341 billion for the fiscal year; and
- returned over $1.5 billion to stockholders through share repurchases and quarterly dividends.



Ms. Miele

Chief Operating Officer

On June 20, 2023, EA announced that Ms. Miele has been appointed President, EA Entertainment, Technology and Central Development, effective June 20, 2023. In this role, she will oversee the development and production of key games and services in the EA Entertainment portfolio, while continuing to lead central technology and development services to drive execution and operational efficiencies. Previously, as Chief Operating Officer, Ms. Miele managed company-wide operations.

Individual Performance Modifier

In May 2023, after reviewing her achievements for fiscal year 2023, the Compensation Committee approved an IPM of 120.9% for Ms. Miele.

Key Highlights for Fiscal Year 2023

During fiscal year 2023, Ms. Miele:

- oversaw the delivery of new games, services, and content, generating platform growth, including:
  - launching 7 major new games during fiscal year 2023 and provided over 450 content updates across 51 titles, including EA SPORTS FIFA 23 (the best-selling title in franchise history), Madden NFL 23 (the best-selling title in franchise history on console and PC), F1 22, and Dead Space;
  - continuing to grow Apex Legends as one of the most successful ongoing live services in the industry with an average of 20 million monthly active users in fiscal year 2023;

  - working toward the full launch of Lord of the Rings: Heroes of Middle-earth, with a successful early launch completed in select countries in July 2022;
  - developing a deep pipeline of announced and unannounced projects with our wholly-owned IP, including Skate, titles in the Marvel universe, and more;
- led development of the Company's five-year strategic plan adopted in the fiscal year; and
- assumed leadership of and restructured the Company's technology organization to accelerate decision-making and drive further innovation in our games and services.



Mr. Bruzzo

Chief Experience Officer

On June 20, 2023, Mr. Bruzzo announced his retirement from the Company effective June 30, 2023.

Mr. Bruzzo oversees EA's marketing team, the Worldwide Customer Experience team, and the Positive Play Group as a collection of functions that create unified and rewarding experiences for our players.

Individual Performance Modifier

In May 2023, after reviewing his achievements for fiscal year 2023, the Compensation Committee approved an IPM of 100% for Mr. Bruzzo.

Key Highlights for Fiscal Year 2023

During fiscal year 2023, Mr. Bruzzo:

- launched successful global marketing campaigns to help drive sales across EA's high-quality brands, including EA SPORTS FIFA 23 and STAR WARS Jedi: Survivor;
- added six more royalty-free patents to our accessibility patent pledge, furthering our commitment to making video games inclusive for everyone;
- built on our commitment to STEAM education and creating opportunities for young people in underrepresented communities through initiatives such as the EA Madden Scholarship Program, which grants scholarships to students from historically Black colleges and universities;
- continued to innovate to ensure that the EA online community is safe, fair and inclusive, with efforts such as the launch of EA's anticheat technology for FIFA 23 on PC; and
- oversaw company and employee giving of $6.8 million and over 11,000 volunteer hours in social impact programs.



Ms. Singh

Chief People Officer

Ms. Singh serves as Chief People Officer, overseeing our People Experience and Real Estate teams. In her role, Ms. Singh focuses on developing EA's talent and cultivating the company culture.

Individual Performance Modifier

In May 2023, after reviewing her achievements for fiscal year 2023, the Compensation Committee approved an IPM of 122.3% for Ms. Singh.

Key Highlights for Fiscal Year 2023

During fiscal year 2023, Ms. Singh:

- made gains in employee engagement resulting in high employee job satisfaction score and record high work/ life balance score;
- implemented and built on active efforts to retain and recruit underrepresented talent, resulting in:
  - continued increases in the level of underrepresented talent in our workforce, including year-over-year increases of executive (VP+) talent from underrepresented groups for the third year in a row;
  - implementing and building on programs and initiatives targeting key groups and traveling to emerging talent markets;
- continued to promote a healthy and respectful workplace, with three of our Studios winning U.S. Best Places to Work Awards from an industry publication, among other media accolades; and
- led our stockholder governance outreach efforts, engaging with our stockholders on discussions regarding executive compensation, human capital management and other ESG topics.

Fiscal Year 2023 Performance Cash Bonus Awards

The Board of Directors for Mr. Wilson, and the Compensation Committee, in consultation with Mr. Wilson and our Chief People Officer, for all other NEOs, approved actual performance cash bonus payouts for the NEOs for fiscal year 2023, as set forth below.

	Target Annual Bonus	Executive Bonus Pool Funding Percentage	Individual Performance Modifier	Actual Fiscal Year 2023 Performance Cash Bonus	% Decrease from Fiscal Year 2022
Mr. Wilson	$2,600,000	82.1%	115%	$2,454,790	- 46.3%
Mr. Suh[1]	$ 700,000	84.6%	110%	$ 651,420	N/A
Ms. Miele	$ 880,000	84.6%	120.9%	$ 900,000	- 37.2%
Mr. Bruzzo	$ 750,000	87.2%	100%	$ 654,000	- 46.5%
Ms. Singh	$ 562,500	87.2%	122.3%	$ 600,000	- 43.3%
Mr. Moss[2]	$ 750,000	N/A	N/A	$ 0	N/A

[1] Mr. Suh became our Chief Financial Officer on March 1, 2022, and was ineligible for a fiscal year 2022 performance cash bonus award.

[2] Mr. Moss departed the Company in September 2022, and was ineligible for an annual performance cash bonus award.

Long-Term Equity Incentives

Key purpose and features

- Long-term equity incentives reward absolute long-term stock price appreciation, promote long-term retention, and provide incentives based on the attainment of performance objectives that are key indicators of our growth and long-term success
- Approximately 83% of our NEOs' aggregate annual target total direct compensation is delivered in the form of long-term equity incentives, which aligns our NEOs' interests with those of our stockholders and incentivizes performance that creates stockholder value
- Long-term equity incentives consist of performance-based restricted stock units (PRSUs) and time-based restricted stock units (RSUs). The award mix consists of 60% PRSUs and 40% RSUs for our CEO, CFO and COO, and 50% PRSUs and 50% RSUs for all other NEOs
- Fiscal Year 2023 PRSUs incentivizes our NEOs to drive top-line and bottom-line growth, and pays out after the end of a three-year performance period, based on our three-year relative TSR performance, and our net bookings and operating income performance measured annually over the three-year performance period
- Target vesting of relative TSR PRSUs requires above-median performance (at 55th percentile)
- RSUs vest over a 35-month time-based vesting schedule

Target Value of Fiscal Year 2023 Annual Equity Awards

In May 2022, the Compensation Committee, and the Board of Directors for Mr. Wilson, approved fiscal year 2023 annual equity awards for our NEOs at the time based on their evaluation of Company performance; each NEO's role and responsibilities; individual performance; retention considerations; competitive market practices, including comparative market data; and internal compensation alignment among our executive officers.

The following table shows the target value of the annual equity awards granted to our NEOs on June 16, 2022, as approved by the Compensation Committee on May 18, 2022, and the Board of Directors on May 19, 2022, for Mr. Wilson. The values set forth below were converted into a number of PRSUs or RSUs, as applicable, based on the June 16, 2022 closing price of our common stock of $127.98, rounded down to the nearest whole unit. The award mix serves to align the interests of our NEOs and our stockholders and to promote long-term retention of a strong leadership team in an industry and geographic area that is highly competitive for executive talent.

	Target PRSUs ($)	RSUs ($)
Mr. Wilson	10,800,000	7,200,000
Mr. Suh[1]	4,800,000	3,200,000
Ms. Miele	6,000,000	4,000,000
Mr. Bruzzo[1]	3,750,000	3,750,000
Ms. Singh	2,500,000	2,500,000
Mr. Moss[2]	3,750,000	3,750,000

[1] None of Mr. Suh's or Mr. Bruzzo's fiscal year 2023 PRSUs will vest prior to their departures on June 30, 2023, and all of their unvested PRSUs and RSUs will be forfeited upon their departures.

[2] None of Mr. Moss' fiscal year 2023 PRSUs or RSUs vested prior to his departure from EA, and along with all of his other unvested PRSUs and RSUs, were forfeited at the time of his departure.

Performance-Based Restricted Stock Units

The terms of our fiscal year 2023 PRSU program reflect the changes first made to the PRSU program for the fiscal year 2022 awards, and include the features described below.

- **Three-year cliff vesting:** PRSU awards cliff vest after the end of the three-year performance period to encourage our executives to focus on long-term stock price performance and to promote long-term retention.

- **Net bookings and operating income metrics,** in addition to relative TSR: Net bookings and operating income are key indicators of our top-line and bottom-line performance and balance growth and investment spending to deliver long-term results and generate stockholder return. These metrics provide our NEOs and management team with increased control over performance as compared to relative TSR, and align our long-term incentive program with our broader business strategy, while maintaining strong alignment to results for our stockholders.

Each tranche of the fiscal year 2023 PRSU award is eligible to vest based on the achievement of the following equally-weighted measures during the three-year performance period covering fiscal years 2023 through 2025:

(1) Net Bookings PRSUs (1/3): annual net bookings performance for each fiscal year during the three-year performance period;

(2) Operating Income PRSUs (1/3): annual operating income performance for each fiscal year during the three-year performance period; and

(3) Relative TSR PRSUs (1/3): relative TSR performance compared to the Nasdaq-100 Index over the three-year performance period.

Any PRSUs that are earned in accordance with the above will **vest on May 20, 2025.**

Net Bookings PRSUs and Operating Income PRSUs

The number of Net Bookings PRSUs and Operating Income PRSUs that are earned and eligible to vest will range from 0% to 200% of the target number of PRSUs for the applicable sub-tranche, in accordance with the payout scale below.

	Below Threshold	Threshold	Target	Maximum
Net Bookings (as a % of Financial Plan[1])	<90%	≥90%	≥100%	≥110%
Operating Income (as a % of Financial Plan[1])	<88%	≥88%	≥100%	≥112%
Payout Percentage[2] (as a % of Target)	0%	50%	100%	200%

[1] Financial Plan is the Company's Board-approved financial plan for each relevant fiscal year.

[2] The payout percentage is expressed as a % of target for each sub-tranche; the payout percentage for achievement between the percentages designated above will be interpolated on a straight-line basis.

- **Fiscal Year 2023 Performance.** Based on achievement of the fiscal year 2023 net bookings and operating income performance goals relative to target, the payout percentage for these PRSUs will be 50.4% and 0%, respectively. The realized value of these results was significantly below the intended target value for the performance period. For the number of PRSUs earned based on fiscal year 2023 performance, see "*Executive Compensation Tables—Outstanding Equity Awards at Fiscal Year 2023 Year-End Table.*" These PRSUs will vest on May 20, 2025, subject to the NEO's continued employment on this date, and will be reflected in the applicable compensation tables included in our fiscal year 2026 proxy statement.

	Threshold	Target	Maximum	Actual Results
Net Bookings (in billions)	$ 7,335	$ 8,150	$ 8,965	$ 7,341
Non-GAAP Operating Income (in billions)	$2,273	$ 2,583	$ 2,893	$ 2,228
Payout Percentage (as % of target)	50%	100%	200%	25.2%

- **Earned PRSUs Under Prior Awards.** Each of the net bookings performance goal, the operating income performance goal, and the actual results indicated above for fiscal year 2023 also apply to the second tranche of the PRSU awards previously granted to our NEOs for fiscal year 2022 (other than in the case of Mr. Suh, who was hired after they were granted). The values relating to the fiscal year 2022 PRSU awards will be reflected in the applicable compensation tables included in this proxy statement. The TSR component of the 2022 PRSU awards will be measured at the end of the three-year performance covering fiscal years 2022 through 2024.

Appendix A to this Proxy Statement provides a reconciliation between our non-GAAP financial measures and our audited financial statements. For more information regarding our use of non-GAAP financial measures for our compensation programs, please refer to the information provided under the heading "*About Non-GAAP Financial Measures*" in Appendix A below.

Relative TSR PRSUs

The number of Relative TSR PRSUs that are earned and eligible to vest on May 20, 2025 will range from 0% to 200% of target. Target vesting of Relative TSR PRSUs is tied to **above-median performance** compared to the Nasdaq-100 Index. No Relative TSR PRSUs will be earned if our Relative TSR percentile is below the 25th percentile and payouts are capped at 200% of target, subject to the negative TSR cap described below.

	Performance	Payout[1] (as % of Target PRSUs)
Below Threshold	< 25th percentile	0%
Threshold	25th percentile	30%
Target	55th percentile	100%
Maximum	90th percentile	200%

[1] The payout percentage for performance between the 25th and 90th percentiles will be interpolated on a straight-line basis.

NEGATIVE TSR CAP. If our TSR is negative on an absolute basis at the end of the three-year performance period, the number of Relative TSR PRSUs that can be earned is capped at 100% of target, regardless of whether the Company's Relative TSR percentile is ranked at or above the 55th percentile at the end of the three-year performance period.

Time-Based Restricted Stock Units

RSUs reward absolute long-term stock price appreciation, promote retention, facilitate stock ownership, and align our NEOs' interests with those of our stockholders.

- RSU awards granted to our NEOs as part of their fiscal year 2023 annual equity awards cliff vest as to 50% of the award eleven months following the grant date, with 12.5% of the award vesting every six months thereafter until the award is fully vested.
- 40% of the total target value of the annual equity award for each of our CEO, CFO and COO was made in the form of RSUs, and 50% of the total target value of each of our other NEOs' annual equity awards was made in the form of RSUs.

Vesting of Prior Awards with Performance Periods Ending in Fiscal Year 2023

Fiscal Year 2021 PRSU Awards

As described in our fiscal year 2021 proxy statement, under the awards granted in fiscal year 2021, the third and final tranche of PRSUs were eligible to be earned at the end of fiscal year 2023, and any such earned PRSUs vested in May 2023. Accordingly, the vested PRSUs will be reflected in the applicable compensation tables included in our fiscal year 2024 proxy statement. Our fiscal year 2021 PRSU awards are earned and vest based solely on our relative TSR performance, with each award comprised of three tranches. The first, second, and third tranches of each award are eligible to vest after the conclusion of 12-month, cumulative 24-month and cumulative 36-month measurement periods, respectively, that correspond to our fiscal year (each, a "Vesting Measurement Period"), based on our relative TSR percentile over the applicable Vesting Measurement Period. Target vesting is tied to above-median performance compared to the Nasdaq-100 Index. If our relative TSR percentile is at the 60th percentile at the end of a Vesting Measurement Period, 100% of the target PRSUs for the applicable tranche will be earned. The percentage of PRSUs earned will be adjusted upward by 3% or downward by 2% for each percentile above or below the 60th percentile, respectively, with the percentage of PRSUs earned ranging from 0% to 200% of target, with no PRSUs earned if our relative TSR percentile is below the 11th percentile. The fiscal year 2021 PRSUs originally included a catch-up feature such that any unearned PRSUs could be earned in subsequent Vesting Measurement Periods based on the improvement of our relative TSR percentile. However, we eliminated this lookback feature from our equity program beginning with our fiscal year 2022 PRSU awards.

The graphic below illustrates that 16% of target PRSUs for the third tranche of the fiscal year 2021 PRSU awards were earned for the 36-month measurement period ending April 1, 2023. These PRSUs vested in May 2023, and the realized value of this result was significantly below the intended target value for the measurement period.

	Measurement Period	Beginning Average Stock Price (90 Day Average)	Ending Average Stock Price (90 Day Average)	EA TSR	Relative TSR Percentile	Vest Date	Percentage of Target PRSUs Vested May 2023
FY 2021 Award (FY 2021 - FY 2023) Granted June 2020	Tranche Three: 36-month measurement period ending April 1, 2023	$117.12	$118.93	1.5%	18th	May 2023 (Third Vesting Opportunity)	16%

As described in our fiscal year 2022 proxy statement, the third tranche of our fiscal year 2020 and second tranche of our fiscal year 2021 PRSU awards vested in May 2022. Accordingly, those vested PRSUs are reflected in the applicable compensation tables included in this proxy statement.

Benefits and Retirement Plans

We provide a wide array of employee benefit programs to our regular employees, including our NEOs, based upon their country of employment. In the United States, our employee benefit programs for eligible employees include medical, dental, prescription drug, vision care, disability insurance, life insurance, accidental death, and dismemberment ("AD&D") insurance, flexible spending accounts, business travel accident insurance, an educational reimbursement program, an adoption assistance program, an employee assistance program, an employee stock purchase plan, paid time off, and relocation assistance.

We offer retirement plans to our employees based upon their country of employment. In the United States, our employees, including our NEOs, are eligible to participate in a tax-qualified 401(k) plan, with a Company discretionary matching contribution of up to 6% of eligible compensation. The amount of the total matching contribution is determined based on the Company's fiscal year performance. We also maintain a nonqualified deferred compensation plan in which executive-level employees, including our NEOs and our directors, are eligible to participate. None of our NEOs participated in the deferred compensation plan during fiscal year 2023.

Perquisites and Other Personal Benefits

While our NEOs generally receive the same benefits that are available to our other regular employees, they also receive certain additional benefits, including access to a Company-paid physical examination program, and greater maximum benefit levels for life insurance, AD&D, and long-term disability coverage. We consider these benefits to be standard components of a competitive executive compensation package. Our executives with a ranking of vice president and above and certain worldwide studio organization employees are also eligible to participate in the EA Executive and Studio Leadership Digital Game Benefit program. Executives with a ranking of vice president and above also receive unlimited paid-time off days. Company reimbursed or provided air and ground transportation generally is limited to business travel. We also offer our NEOs the opportunity to receive cybersecurity services to protect their privacy, home networks, and devices, where they may conduct EA business. Furthermore, because of the visibility of our CEO as the leader of a public, consumer-facing company, our Board of Directors approved certain security arrangements for Mr. Wilson in November 2022, following an assessment conducted by an outside security consultant. These arrangements are intended to promote Mr. Wilson's ability to perform his job duties by ensuring his personal safety and that of his family. Because these arrangements may be viewed as distinct from business expenses, the aggregate incremental cost of these services is reflected in the totals in the "All Other Compensation" column of the *Fiscal Year 2023 Summary Compensation Table* below. The Compensation Committee will periodically review the nature and cost of this program in relation to Mr. Wilson's security risk profile.

Other Compensation Practices and Policies

Cash Severance Policy

On August 31, 2022, our Compensation Committee adopted the Executive Officer Cash Severance Policy, which restricts the Company from entering into any new employment agreement, severance agreement, or separation agreement with any executive officer—or establish any new severance plan or policy covering any executive officer—that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target annual bonus opportunity, without stockholder ratification of such arrangement.

Change in Control Arrangements and Severance

Our executives with a ranking of senior vice president and above are eligible to participate in the Electronic Arts Inc. Amended and Restated Change in Control Severance Plan (the "CIC Plan"). The CIC Plan provides "double-trigger" severance benefits if participants incur a qualifying termination of employment in connection with a change in control. As part of the plan review, the Compensation Committee's independent consultant undertook a market check of the severance benefits and noted that they were in line with the practices of our peer group. For more information on the CIC Plan, please refer to "*Executive Compensation Tables—Potential Payments Upon Termination or Change in Control*" below.

We also maintain a severance plan (the "Severance Plan") that applies generally to our regular full-time U.S.-based employees. Under the Severance Plan, eligible employees (including our executive officers) whose employment is involuntarily terminated in connection with a reduction in force may receive a cash severance payment and premiums for continued health benefits, if such benefits are continued pursuant to COBRA. Any severance arrangements with our NEOs, whether paid pursuant to the Severance Plan or otherwise, require the prior approval of the Compensation Committee. In the event of a change in control of the Company, any cash severance payable under the Severance Plan may be reduced, in whole or in part, by any amount paid under the CIC Plan.

We do not maintain any other severance arrangements with our NEOs. Furthermore, we did not enter into any severance arrangements with Mr. Moss in connection with his departure from the Company.

Stock Ownership Holding Requirements for Section 16 Officers

Section 16 officers must maintain stock ownership equal to the minimum ownership requirements in our stock ownership guidelines. Please see "*Stock Ownership Information—Stock Ownership Requirements—Section 16 Officers*" below for additional information on these requirements.

Compensation Recovery (Clawbacks)

We maintain a Clawback Policy that applies to current and former Section 16 officers of the Company. Under the Clawback Policy, if the Company is required to restate its financial results and the Board of Directors (or a committee thereof) determines that a covered officer engaged in an act of misconduct that resulted in the restatement, the Board of Directors (or a committee thereof) has the authority to recoup any excess incentive compensation (including cash and equity incentives) paid to a covered officer during the three years before the restatement.

In addition, our equity award agreements provide that if an employee engages in fraud or other misconduct that contributes to an obligation to restate the Company's financial statements, the Compensation Committee may terminate the equity award and recapture any equity award proceeds received by the employee within the 12-month period following the public issuance or filing of the financial statements required to be restated.

We are currently reviewing our Clawback Policy in light of the new listing rules on clawbacks issued by NASDAQ in February 2023 (and most recently amended in June 2023), which are based on the SEC's recent clawback rules. We will update our policy, as appropriate, before the new NASDAQ rules go into effect later in the year.

Risk Considerations

The Compensation Committee considers, in establishing and reviewing our compensation programs, whether the programs encourage unnecessary or excessive risk taking and has concluded that they do not. See the section of this Proxy Statement entitled "*Board's Role and Responsibilities—Oversight of Risk Issues—Compensation Risk Assessment*" above for an additional discussion of risk considerations.

Impact of Tax Treatment

Section 162(m) of the Internal Revenue Code no longer allows companies to benefit from taking deductions for qualified performance-based compensation. However, we have not changed our pay-for-performance approach to awarding executive pay. The Compensation Committee believes it is important to continue to this approach in designing appropriate executive compensation programs that are in the best interests of the Company and our stockholders.

Section 409A of the Internal Revenue Code imposes additional significant taxes and penalties on the individual if an executive officer, director, or other service provider is entitled to "deferred compensation" that does not comply with the requirements of Section 409A of the Internal Revenue Code. We have structured deferred compensation in a manner intended to comply with or be exempt from Section 409A of the Code, and the regulations and other guidance promulgated thereunder. We do not provide any executive officer, including any NEO, with any excise tax "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code.

Compensation Committee Report on Executive Compensation

The following Compensation Committee Report on Executive Compensation shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act") except to the extent that EA specifically incorporates it by reference into a filing.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion & Analysis. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion & Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE MEMBERS

Talbott Roche (Chair)
Rachel Gonzalez
Heidi Ueberroth

Executive Compensation Tables

Fiscal Year 2023 Summary Compensation Table

The following table shows information concerning the compensation earned by or awarded to our "Named Executive Officers" or "NEOs" for fiscal year 2023, and, where applicable, fiscal years 2022 and 2021.

Name and Principal Position for fiscal Year 2023	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Andrew Wilson							
Chief Executive Officer	2023	1,300,000	—	16,724,254	2,454,790	179,958	20,659,002
	2022	1,292,923	—	13,973,702	4,571,933	19,981	19,858,539
	2021	1,249,615	—	32,870,225	5,000,000	45,980	39,165,820
Chris Suh							
Chief Financial Officer	2023	700,000	—	7,164,745	651,420	612,708[4]	9,128,873
	2022	51,154	4,000,000[4]	4,153,236	—	2,587	8,206,977
Laura Miele							
Chief Operating Officer	2023	800,000	—	9,091,870	900,000	12,025	10,803,895
	2022	793,808	—	8,135,896	1,433,769	20,264	10,383,737
	2021	752,928	—	8,637,819	1,773,162	19,248	11,183,157
Chris Bruzzo							
Chief Experience Officer	2023	750,000	—	7,146,678	654,000	11,782	8,562,460
	2022	744,692	—	6,834,253	1,222,731	20,044	8,821,720
	2021	715,716	—	7,558,024	1,420,296	18,457	9,712,493
Mala Singh							
Chief People Officer	2023	625,000	—	4,704,675	600,000	11,927	5,941,602
Kenneth Moss							
Former Chief Technology Officer	2023	331,731	—	7,146,678	—	3,955	7,482,364
	2022	744,692	—	6,834,253	1,034,619	20,315	8,633,879
	2021	715,716	—	7,558,024	1,420,296	18,905	9,712,941

[1] Represents the aggregate grant date fair value of RSUs and PRSUs calculated according to the assumptions set forth in the Fiscal Year 2023 Grants of Plan-Based Awards Table. Grant date fair value is determined for financial statement reporting purposes in accordance with FASB ASC Topic 718 and the amounts shown may not reflect the actual value realized by the recipient. PRSU values are included in this column to the extent that the PRSUs have a grant date under FASB ASC Topic 718 in the fiscal year. For purposes of the PRSUs, the grant date occurs when the applicable performance targets are set, and therefore this column includes the grant date fair value of 5/9ths of the target value of the fiscal year 2023 PRSUs, of which 3/9ths of the target award is based on a 3-year relative TSR metric target and 2/9ths of the target award is based on annual operating metric targets for fiscal year 2023.

For RSUs, grant date fair value is calculated using the closing price of our common stock on the grant date. For the portion of fiscal year 2023 PRSUs that vest based on the achievement of operating metrics, the grant date fair value reported is based upon the closing price of our common stock and the assessed probability of achievement of the operating metrics, on the grant date. For the 3-year relative TSR portion of fiscal year 2023 PRSUs, the grant date fair value reported is based upon the probable outcome of such conditions using a Monte-Carlo simulation model. For additional information regarding the valuation methodology for RSUs and PRSUs, see Note 15, "Stock-Based Compensation and Employee Benefit Plans," to the Consolidated Financial Statements in our Annual Report. The PRSUs granted to our NEOs in fiscal year 2023 that vest based on our 3-year relative TSR performance are referred to as "Market-Based Restricted Stock Units" in Note 15, "Stock-Based Compensation and Employee Benefit Plans," to the Consolidated Financial Statements in our Annual Report.

The actual vesting of the PRSUs will be between 0% and 200% of the target number of PRSUs granted. The grant date fair value of the PRSUs granted in fiscal year 2023, assuming the highest level of performance conditions will be achieved, is $19,048,711 for Mr. Wilson, $7,929,722 for Mr. Suh, $10,183,967 for Ms. Miele, $6,793,472 for Mr. Bruzzo, $4,409,427 for Ms. Singh, and $6,793,472 for Mr. Moss. For additional information regarding the specific terms of the PRSUs granted to our NEOs in fiscal year 2023, see the "*Fiscal Year 2023 Grants of Plan-Based Awards Table*" below.

All unvested equity awards held by Messrs. Suh and Bruzzo will be forfeited upon their departures on June 30, 2023, and all unvested equity awards held by Mr. Moss were forfeited upon his departure on September 2, 2022.

[2] Represents amounts awarded to each NEO under the Executive Bonus Plan. Mr. Moss was ineligible for an annual performance cash bonus award because he departed EA in September 2022. For additional information about the annual performance cash bonuses paid to our NEOs in fiscal year 2023, see "*Our NEOs' Fiscal Year 2022 Compensation—Annual Performance Cash Bonus Awards*" in the "*Compensation Discussion and Analysis*" above.

(3) Details about the amounts in the "All Other Compensation" column for fiscal year 2023 are set forth below. For additional information, see *"Benefits and Retirement Plans"* and *"Perquisites and Other Personal Benefits"* in the *"Compensation Discussion and Analysis"* above.

Name	Insurance Premiums ($)[A]	401(K) Matching Contributions ($)	Other ($)	Total ($)
Andrew Wilson	1,270	9,150	169,538[b]	179,958
Chris Suh	1,270	13,188	598,250[c]	612,708
Laura Miele	1,270	9,150	1,605[d]	12,025
Chris Bruzzo	1,270	9,150	1,362[d]	11,782
Mala Singh	1,270	9,150	1,507[d]	11,927
Ken Moss	635	2,804	516[d]	3,955

(a) Includes premiums paid on behalf of each NEO under Company sponsored group life insurance, AD&D, and long-term disability programs.

(b) Includes $151,019 in personal security benefits, as well as leadership digital games and in-kind gifts, and $2,105 in tax reimbursements with respect to perquisites or other personal benefits.

(c) Includes $541,921 in relocation benefits in connection with Mr. Suh's relocation to the Redwood City, California area as part of his new hire arrangements, cybersecurity benefits, leadership digital games and in-kind gifts, and $51,543 in tax reimbursements with respect to perquisites or other personal benefits. Pursuant to the terms of the Offer Letter between the Company and Mr. Suh, dated January 14, 2022 filed with the SEC on Form 8-K, Mr. Suh is required to repay $500,000 of his relocation benefits as a result of his departure.

(d) Represents tax reimbursements with respect to perquisites or other personal benefits.

(4) Pursuant to the terms of the Offer Letter between the Company and Mr. Suh, dated January 14, 2022 filed with the SEC on Form 8-K, Mr. Suh is required to repay $1,342,466 of his sign-on bonus and $500,000 of his relocation benefits as a result of his departure.

Fiscal Year 2023 Grants of Plan-Based Awards Table

The following table shows information regarding non-equity incentive and equity incentive plan-based awards granted to our NEOs during fiscal year 2023.

Name	Grant Date[1]	Approval Date[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]		Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Andrew Wilson									
Annual Bonus Opportunity	–	–	2,600,000	5,200,000	–	–	–	–	–
FY23 PRSUs-rTSR	6/16/2022	5/19/2022	–	–	8,439	28,130	56,260	–	4,970,571
FY23 PRSUs-OM	6/16/2022	5/19/2022	–	–	4,688	18,752	37,504	–	2,399,881
FY22 PRSUs-OM	6/16/2022	5/19/2022	–	–	4,208	16,830	33,660	–	2,153,903
RSUs	6/16/2022	5/19/2022	–	–	–	–	–	56,258	7,199,899
Chris Suh									
Annual Bonus Opportunity	–	–	700,000	1,400,000	–	–	–	–	–
FY23 PRSUs-rTSR	6/16/2022	5/18/2022	–	–	3,750	12,502	25,004	–	2,209,103
FY23 PRSUs-OM	6/16/2022	5/18/2022	–	–	2,084	8,334	16,668	–	1,066,585
FY23 New Hire PRSUs-OM	6/16/2022	5/18/2022	–	–	1,346	5,385	10,770	–	689,172
RSUs	6/16/2022	5/18/2022	–	–	–	–	–	25,003	3,199,884
Laura Miele									
Annual Bonus Opportunity	–	–	880,000	1,760,000	–	–	–	–	–
FY23 PRSUs-rTSR	6/16/2022	5/18/2022	–	–	4,688	15,628	31,256	–	2,761,468
FY23 PRSUs-OM	6/16/2022	5/18/2022	–	–	2,605	10,418	20,836	–	1,333,296
FY22 PRSUs-OM	6/16/2022	5/18/2022	–	–	1,948	7,792	15,584	–	997,220
RSUs	6/16/2022	5/18/2022	–	–	–	–	–	31,254	3,999,887
Chris Bruzzo									
Annual Bonus Opportunity	–	–	750,000	1,500,000	–	–	–	–	–
FY23 PRSUs-rTSR	6/16/2022	5/18/2022	–	–	2,930	9,767	19,534	–	1,725,829
FY23 PRSUs-OM	6/16/2022	5/18/2022	–	–	1,628	6,511	13,022	–	833,278
FY22 PRSUs-OM	6/16/2022	5/18/2022	–	–	1,636	6,545	13,090	–	837,629
RSUs	6/16/2022	5/18/2022	–	–	–	–	–	29,301	3,749,942
Mala Singh									
Annual Bonus Opportunity	–	–	562,500	1,125,000	–	–	–	–	–
FY23 PRSUs-rTSR	6/16/2022	5/18/2022	–	–	1,953	6,512	13,024	–	1,150,670
FY23 PRSUs-OM	6/16/2022	5/18/2022	–	–	1,085	4,340	8,680	–	555,433
FY22 PRSUs-OM	6/16/2022	5/18/2022	–	–	974	3,896	7,792	–	498,610
RSUs	6/16/2022	5/18/2022	–	–	–	–	–	19,534	2,499,961
Kenneth Moss									
Annual Bonus Opportunity	–	–	750,000	1,500,000	–	–	–	–	–
FY23 PRSUs-rTSR	6/16/2022	5/18/2022	–	–	2,930	9,767	19,534	–	1,725,829
FY23 PRSUs-OM	6/16/2022	5/18/2022	–	–	1,628	6,511	13,022	–	833,278
FY22 PRSUs-OM	6/16/2022	5/18/2022	–	–	1,636	6,545	13,090	–	837,629
RSUs	6/16/2022	5/18/2022	–	–	–	–	–	29,301	3,749,942

[1] In accordance with FASB ASC Topic 718, represents the date on which the grant date fair value was established. Each grant was approved by our Compensation Committee, or the Board of Directors for our CEO, on the corresponding Approval Date next to each Grant Date.

(2) The amounts shown represent the target and maximum amount of cash bonus awards provided for under the Executive Bonus Plan for the NEOs. Mr. Moss was ineligible for an annual performance cash bonus award because he departed EA in September 2022. The target amounts are pre-established as a percentage of salary and the maximum amounts represent 2x the target amounts, the maximum amount that could be paid to the NEO under the Executive Bonus Plan. For more information regarding our NEOs' bonus targets and the actual cash bonus earned by each NEO for fiscal year 2023, see the section titled "*Our NEOs' Fiscal Year 2023 Compensation*" in the "*Compensation Discussion and Analysis*" above.

(3) Represents the threshold, target, and maximum units for PRSUs with a grant date established under FASB ASC Topic 718 in fiscal year 2023. Because the grant date under FASB ASC Topic 718 occurs when the performance targets are approved, the target number of PRSUs is calculated based on that portion of an award for which performance targets were set in fiscal 2023 as follows:

Award and Performance Metric	Tranche	Portion of Total Award with Performance Targets Set in FY23
FY23 - rTSR (all NEOs)	First	3/9ths
FY23 - OM (all NEOs)	First	2/9ths
FY23 - New Hire OM (Mr. Suh)	First	2/9ths
FY22 - OM (NEOS except Mr. Suh)	Second	2/9ths

For the PRSUs that vest based on annual net bookings and operating income performance, the threshold is calculated assuming threshold performance was achieved for one of the metrics only. For all PRSUs, the maximum is calculated assuming maximum performance was met for all metrics. For purposes of this table, PRSUs-rTSR represent PRSUs that vest based on EA's Relative TSR Percentile measured over a three-year performance period and PRSUs-OM represent PRSUs that vest based on the attainment of annual operating metric targets during each year of a three-year performance period. If any of these PRSUs become eligible to vest, they will cliff vest after the end of the applicable three-year performance period (May 20, 2025 for fiscal year 2023 PRSUs and May 16, 2024 for fiscal year 2022 PRSUs), subject to the NEO's continuous employment on the applicable vest date.

All unvested PRSUs held by Messrs. Suh and Bruzzo will be forfeited upon their departures on June 30, 2023, and all unvested PRSUs held by Mr. Moss were forfeited upon his departure on September 2, 2022.

For additional information regarding the specific terms of the PRSUs granted in fiscal year 2023, see the sections titled "*Our NEOs' Fiscal Year 2023 Compensation— Long-Term Equity Incentives*" in the "*Compensation Discussion and Analysis*" above.

(4) Represents awards of RSUs. The RSUs granted to our NEOs other than Mr. Suh and Mr. Moss vested as to 50% of the units on May 16, 2023, with 1/8 of the award vesting every six months thereafter until the award is fully vested on May 16, 2025, subject to the NEO's continued employment through each applicable vesting date. The RSUs granted to Mr. Suh vested as to 33% of the units on May 16, 2023; the remainder of the units will vest in approximately equal increments every six months thereafter until the award is fully vested on May 16, 2025, subject to Mr. Suh's continued employment through each applicable vesting date. All unvested RSUs held by Messrs. Suh and Bruzzo will be forfeited upon their departures on June 30, 2023, and the unvested RSUs held by Mr. Moss were forfeited upon his departure on September 2, 2022. For additional information regarding the specific terms of the RSUs granted to our NEOs in fiscal year 2023, see the section titled "*Our NEOs' Fiscal Year 2023 Compensation—Long-Term Equity Incentives*" in the "*Compensation Discussion and Analysis*" above.

(5) Amounts determined pursuant to FASB ASC Topic 718. For grants of RSUs, represents the aggregate grant date fair value of RSUs calculated using the closing price of our common stock on the grant date. For grants of PRSUs that vest based on the achievement of operating metrics, the grant date fair value reported is based upon the closing price of our common stock and the assessed probability of achievement of the operating metrics, on the grant date. For grants of PRSUs that are subject to market conditions related to total stockholder return, the grant date fair value reported is based upon the probable outcome of such conditions using a Monte-Carlo simulation method. For a more detailed discussion of the valuation methodology and assumptions used to calculate grant date fair value, see Note 15 "*Stock-Based Compensation and Employee Benefit Plans,*" to the Consolidated Financial Statements in our Annual Report. The Relative TSR PRSUs granted to our NEOs in fiscal year 2023 are referred to as "Market-Based Restricted Stock Units" in Note 15 to the Consolidated Financial Statements in our Annual Report.

Outstanding Equity Awards at Fiscal Year 2023 Year-End Table

The following tables show information regarding outstanding stock options, RSUs, and PRSUs held by our NEOs as of the end of fiscal year 2023.

All outstanding equity awards were granted pursuant to our 2019 Equity Incentive Plan (the "2019 EIP") and our 2000 Equity Incentive Plan. The market value of the unvested RSUs and PRSUs is determined by multiplying the number of unvested units by $120.45, the per share closing price of the Company's common stock on March 31, 2023, the last trading day of fiscal year 2023.

		Option Awards(1)			
		Number of Securities Underlying Unexercised Options (#)			
Name	Option Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
Chris Bruzzo	9/16/2014	5,402	—	37.02	9/16/2024

(1) All outstanding options were vested and exercisable as of April 1, 2023, the last day of fiscal year 2023.

Name	Grant Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights that have not Vested ($)
			Stock Awards		
Andrew Wilson	6/16/2022	—	—	28,130[1]	3,388,259
	6/16/2022	4,688[2]	564,670	—	—
	6/16/2022	56,258[3]	6,776,276	—	—
	6/16/2021	—	—	25,246[4]	3,040,881
	6/16/2021	28,947[5]	3,486,666	—	—
	6/16/2021	18,934[6]	2,280,600	—	—
	6/16/2020	7,635[7]	919,636	—	—
	6/16/2020	15,907[8]	1,915,998	—	—
Chris Suh[9]	3/16/2022	—	—	8,077[1]	972,875
	3/16/2022	1,346[2]	162,126	—	—
	3/16/2022	16,155[8]	1,945,870	—	—
	6/16/2022	—	—	12,502[1]	1,505,866
	6/16/2022	2,083[2]	250,897	—	—
	6/16/2022	25,003[8]	3,011,611	—	—
Laura Miele	6/16/2022	—	—	15,628[1]	1,882,393
	6/16/2022	2,604[2]	313,652	—	—
	6/16/2022	31,254[3]	3,764,544	—	—
	6/16/2021	—	—	11,687[4]	1,407,699
	6/16/2021	13,402[5]	1,614,271	—	—
	6/16/2021	13,149[6]	1,583,797	—	—
	6/16/2020	1,696[7]	204,283	—	—
	6/16/2020	5,302[8]	638,626	—	—
	11/18/2019	—	—	46,001[10]	5,540,820
Chris Bruzzo[9]	6/16/2022	—	—	9,767[1]	1,176,435
	6/16/2022	1,627[2]	195,972	—	—
	6/16/2022	29,301[3]	3,529,305	—	—
	6/16/2021	—	—	9,817[4]	1,182,458
	6/16/2021	11,258[5]	1,356,026	—	—
	6/16/2021	11,045[6]	1,330,370	—	—
	6/16/2020	1,484[7]	178,748	—	—
	6/16/2020	4,639[8]	558,768	—	—
Mala Singh	6/16/2022	—	—	6,512[1]	784,370
	6/16/2022	1,085[2]	130,688	—	—
	6/16/2022	19,534[3]	2,352,870	—	—
	6/16/2021	—	—	5,843[4]	703,789
	6/16/2021	6,701[5]	807,135	—	—
	6/16/2021	6,574[6]	791,838	—	—
	6/16/2020	848[7]	102,142	—	—
	6/16/2020	2,651[8]	319,313	—	—
Ken Moss[11]	—	—	—	—	—

[1] Represents the PRSUs, assuming target achievement, that vest based on our Relative TSR performance over the three-year performance period covering fiscal years 2023 through 2025. Any earned PRSUs are eligible to vest on May 20, 2025. For additional information regarding the specific terms of these PRSUs, see the discussion under the section titled *"Our NEOs' Fiscal Year 2023 Compensation—Long-Term Equity Incentives— Target Value of Fiscal Year 2023 Annual Equity Awards—Performance-Based Restricted Stock Units"* in the *"Compensation Discussion and Analysis"* above.

(2) For the PRSUs that vest based on performance against annual operational metrics, the amount includes only PRSUs relating to the portion of the award for which the fiscal year 2023 performance targets were approved and reflects the number of PRSUs earned based on performance against the fiscal year 2023 goals. Any earned PRSUs are eligible to vest on May 20, 2025. The portion of the PRSUs that vest based on net bookings and operating income targets for fiscal years 2024 and 2025 will be disclosed in the compensation tables for the fiscal year in which the related performance targets are approved. For additional information regarding the specific terms of these PRSUs, see the discussion under the section titled *"Our NEOs' Fiscal Year 2023 Compensation—Long-Term Equity Incentives— Target Value of Fiscal Year 2023 Annual Equity Awards—Performance-Based Restricted Stock Units"* in the *"Compensation Discussion and Analysis"* above.

(3) Represents an award of RSUs that vested or will vest as to 50% of the units one month prior to the first anniversary of the grant date, with 1/8th of the award vesting every six months thereafter until the award is fully vested.

(4) Represents the PRSUs, assuming target achievement, that vest based on our Relative TSR performance over the three-year performance period covering fiscal years 2022 through 2024. Any earned PRSUs are eligible to vest on May 16, 2024.

(5) For the PRSUs that vest based on performance against annual operational metrics, the amount includes only PRSUs relating to the portion of the award for which the fiscal year 2022 and fiscal year 2023 performance targets were approved and reflects the number of PRSUs earned based on performance against fiscal year 2022 and fiscal year 2023 goals. Any earned PRSUs are eligible to vest on May 16, 2024. The portion of the PRSUs that vest based on net bookings and operating income targets for fiscal year 2024 will be disclosed in the compensation tables in next year's proxy statement. For additional information regarding the specific terms of these PRSUs, see the discussion under the section titled *"Our NEOs' Fiscal Year 2023 Compensation—Long-Term Equity Incentives— Target Value of Fiscal Year 2023 Annual Equity Awards—Performance-Based Restricted Stock Units"* in the *"Compensation Discussion and Analysis"* above.

(6) Represents an award of RSUs that vested or will vest as to 1/2 of the units one month prior to the first anniversary of the grant date, with 1/8th of the award vesting every six months thereafter until the award is fully vested.

(7) Represents the third tranche of PRSUs granted in June 2020 that were earned based on EA's Relative Nasdaq-100 TSR Percentile for the 36-month measurement period ending April 1, 2023. The earned PRSUs vested on May 16, 2023. For additional information regarding the specific terms of the PRSUs granted to our NEOs, including the actual percentage attainment for the PRSUs that were earned at the end of fiscal year 2023 and vested in May 2023, see the discussion under the section titled *"Our NEOs' Fiscal Year 2023 Compensation—Long-Term Equity Incentives— Target Value of Fiscal Year 2023 Annual Equity Awards—Performance-Based Restricted Stock Units"* in the *"Compensation Discussion and Analysis"* above.

(8) Represents an award of RSUs that vested or will vest as to 1/3 of the units one month prior to the first anniversary of the grant date, with the remainder of the units to vest in approximately equal increments every six months thereafter until the award is fully vested.

(9) Messrs. Suh and Bruzzo will forfeit their outstanding stock awards upon their departures from the Company on June 30, 2023.

(10) Represents the second tranche of the November 2019 PRSUs, assuming target achievement, plus outstanding units eligible for catch-up vesting from the first tranche of the award. Any earned PRSUs are eligible to vest on November 18, 2023, based on EA's Relative Nasdaq-100 TSR Percentile for the second measurement period beginning September 29, 2019 and ending September 30, 2023.

(11) Mr. Moss forfeited his outstanding stock awards upon his departure from the Company on September 2, 2022.

Fiscal Year 2023 Option Exercises and Stock Vested Table

The following table shows all stock options exercised and the value realized upon exercise, as well as all RSUs and PRSUs that vested and the value realized upon vesting, by our NEOs during fiscal year 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)[2]	Value Realized on Vesting ($)[3]
Andrew Wilson	—	—	103,330	13,072,226
Chris Suh	—	—	8,077	899,616
Laura Miele	10,275	894,233	45,929	5,803,743
Chris Bruzzo	4,500	456,795	39,813	5,031,810
Mala Singh	—	—	23,487	2,968,432
Kenneth Moss	122,850	11,388,356	32,537	4,093,353

(1) Mr. Moss departed EA in September 2022 and the options he exercised during the fiscal year were vested options that Mr. Moss had earned over the course of his EA tenure. The value realized upon the exercise of stock options is calculated by: (a) subtracting the option exercise price from the market value of EA common stock on the date of exercise to determine the realized value per share, and (b) multiplying the realized value per share by the number of shares of EA common stock underlying the options exercised.

(2) Represents shares of EA common stock released upon vesting of RSUs and/or PRSUs during fiscal year 2023.

(3) The value realized upon vesting is calculated by multiplying the number of units vested by the closing price of EA common stock on the trading day prior to the vesting date.

Potential Payments Upon Termination or Change in Control

Termination of Employment

Our NEOs have not entered into employment agreements with the Company. In connection with a termination of employment, all outstanding equity awards held by our NEOs will be forfeited unless the applicable NEO's employment is terminated for reasons due to death, disability, or in connection with a change in control of the Company.

Treatment of Equity Awards Upon Death or Disability

Time-Based RSUs. Our equity award agreements for all award recipients, including our NEOs, provide that any unvested RSUs will vest in full on the date of a participant's death, as long as the participant has been employed by us for at least 12 months prior to the date of death. In addition, our award agreements provide that if a participant's employment terminates due to disability, a pro-rata portion of the next tranche of RSUs scheduled to vest after the termination date will vest as of the date of such termination.

Performance-Based RSUs. The equity award agreements for our PRSUs provide that in the event of an NEO's death, any unvested PRSUs as of the date of death will remain eligible to vest on the regularly scheduled vest dates for the applicable award, based on actual performance, as long as the NEO has been employed by us for at least 12 months prior to the date of death. The same treatment applies if an NEO terminates employment due to disability, except that the number of unvested PRSUs that remain eligible to vest on the regularly scheduled vest dates for the applicable award is determined on a pro-rata basis, based on the number of months worked by the NEO from the beginning of the performance period through the date of termination, divided by the number of months in the applicable measurement period.

Termination of Employment in Connection with a Change in Control

Electronic Arts Change in Control Severance Plan

Our NEOs participate in the Electronic Arts Inc. Amended and Restated Change in Control Severance Plan (the "CIC Plan"). The CIC Plan is a "double-trigger" plan, which provides Senior Vice Presidents and above with payments and benefits if their employment is terminated without "cause" or if they resign for "good reason" (each, as defined in the CIC Plan) during the three-month period preceding or 18-month period following a change in control of the Company (and the Compensation Committee determines the termination of employment was made in connection with the change in control) (a "Qualifying Termination"). The CIC Plan payments and benefits include a lump sum cash severance payment, consisting of 1.5 times (or 2 times for the CEO) the sum of the NEO's annual base salary, as in effect immediately prior to the date of termination, and the NEO's target annual cash bonus opportunity for the year of termination, a payment equal to the applicable monthly COBRA premium for continued health benefits for 18 months (or 24 months for our CEO), and full vesting of all outstanding and unvested equity awards, other than performance-based equity awards, the vesting of which is governed by the terms of the applicable equity award agreements, as described below. As a condition to our NEOs' right to receive the payments and benefits provided under the CIC Plan, the NEO is required to execute a release of claims against the Company (unless the requirement is waived) that includes a non-defamation provision.

The CIC Plan does not provide for any additional payments or benefits (for example, tax gross-ups or reimbursements) in the event that the payments under the CIC Plan and other arrangements offered by the Company or its affiliates cause an executive officer to owe an excise tax under Sections 280G and 4999 of the Code ("Section 280G"). However, the CIC Plan provides that if an executive officer would receive a greater net after-tax benefit by having his or her CIC Plan payments reduced to an amount that would avoid the imposition of the Section 280G excise tax, then his or her payment will be reduced accordingly.

Performance-Based RSUs

Pursuant to the terms of PRSU awards, if a change in control of the Company occurs prior to the expiration of the performance period and the NEO remains employed by the Company or the Company's successor entity, the PRSUs may vest on their scheduled vesting date(s) following the change in control of the Company. The number of outstanding and unvested PRSUs that remain eligible to vest on the applicable vest dates (or vesting opportunities), which we refer to as "Eligible Units," will be determined based on actual or target performance, as follows.

FY2021 Relative TSR PRSUs	■ The number of Eligible Units will be based on the Company's Relative Nasdaq-100 TSR Percentile as of the effective date of the change in control.
FY2022 and FY2023 Relative TSR PRSUs	■ If the change in control occurs during the first measurement period of the performance period, the number of Eligible Units will be based on target performance.
	■ If the change in control occurs on or after completion of the first measurement period of the performance period, the number of Eligible Units will be based on actual performance through the last business day preceding the change in control.
FY2022 Net Bookings and Operating Income PRSUs	■ If the change in control occurs during the first measurement period of the performance period, the number of Eligible Units will be based on target performance.
	■ If the change in control occurs on or after completion of the first measurement period of the performance period, the number of Eligible Units will be equal to actual performance for each completed measurement period, and target performance for each remaining measurement period.
FY2023 Net Bookings and Operating Income PRSUs	■ If the change in control occurs during the first measurement period of the performance period, the number of Eligible Units will be based on target performance.
	■ If the change in control occurs on or after completion of the first measurement period of the performance period, the number of Eligible Units will be equal to actual performance for each completed measurement period, and the greater of the target and actual level of performance for each remaining measurement period.

If the employment of the NEO is terminated due to a Qualifying Termination (i.e., a termination without "cause" or a resignation for "good reason" during the three-month period preceding or 18-month period following a change in control of the Company, and the Compensation Committee determines the termination of employment was made in connection with the change in control), the Eligible Units will vest in full upon the date of such Qualifying Termination, subject to the timely execution of a severance agreement and release of claims against the Company. Any reduction of the recipient's awards in respect of Section 280G would be applied in the same manner with respect to the PRSUs as under the CIC Plan.

Estimated Potential Payments Upon Termination

The following table sets forth an estimate of the potential payments and benefits under the terms of our equity award agreements and the CIC Plan that would be payable to our NEOs assuming they incurred a qualifying termination of employment due to death, disability or in connection with a change in control, in each case, on April 1, 2023, the last day of fiscal year 2023, other than for Mr. Moss who departed EA in September 2022 without any severance benefits. For purposes of the estimates below, we used the closing price of our common stock on March 31, 2023 (the last trading day of fiscal year 2023) of $120.45 per share.

Name	Cash Severance ($)[1]	RSUs ($)[2]	PRSUs ($)[3]	Other ($)	Total ($)
Andrew Wilson					
Termination due to Death	–	10,972,875	–[3]	–	10,972,875
Termination due to Disability	–	5,558,888	–[3]	–	5,558,888
Qualifying Termination	7,800,000	10,972,875	15,744,863	68,376	34,586,114
Chris Suh[4]					
Termination due to Death	–	4,957,481	–[3]	–	4,957,481
Termination due to Disability	–	1,203,898	–[3]	–	1,203,898
Qualifying Termination	2,100,000	4,957,481	5,629,953	46,720	12,734,154
Laura Miele					
Termination due to Death	–	5,986,967	–[3]	–	5,986,967
Termination due to Disability	–	2,794,560	–[3]	–	2,794,560
Qualifying Termination	2,520,000	5,986,967	9,857,989	46,720	18,411,676
Chris Bruzzo[4]					
Termination due to Death	–	5,418,443	–[3]	–	5,418,443
Termination due to Disability	–	2,536,195	–[3]	–	2,536,195
Qualifying Termination	2,250,000	5,418,443	5,623,329	46,192	13,337,964
Mala Singh					
Termination due to Death	–	3,464,022	–[3]	–	3,464,022
Termination due to Disability	–	1,612,946	–[3]	–	1,612,946
Qualifying Termination	1,781,250	3,464,022	3,533,642	46,720	8,825,634

[1] Represents the sum of each NEO's annual base salary as of April 1, 2023, and target cash bonus opportunity for fiscal year 2023, respectively, multiplied by 2 for Mr. Wilson and by 1.5 for our other NEOs.

[2] *Termination due to Death:* Represents the value of unvested RSUs that would accelerate and vest in full assuming a termination date of April 1, 2023.

Termination due to Disability: Represents the value of unvested RSUs that would accelerate on a pro-rata basis assuming a termination date of April 1, 2023, based on the number of months the NEO worked during the 12-month period preceding the next regularly scheduled vest date following the termination date, divided by twelve.

Qualifying Termination: Represents the value of unvested RSUs that would accelerate and vest in full assuming a Qualifying Termination occurred on April 1, 2023.

[3] *Termination due to Death:* Upon a termination due to death, PRSUs remain eligible to vest on their regularly scheduled vest dates, based on actual performance for the applicable metric at the end of the applicable measurement periods. For purposes of this table, no value is attributed to outstanding PRSUs which would have remained eligible to vest based on actual performance at the end of the applicable measurement periods because neither the level of performance that will be achieved nor the market price of our common stock at the time of vesting could be determined as of April 1, 2023.

Termination due to Disability: Upon a termination due to disability, PRSUs remain eligible to vest on their regularly scheduled vest dates on a pro-rata basis, based on actual performance at the end of the applicable measurement periods. For purposes of this table, no value is attributed to outstanding PRSUs which would have remained eligible to vest based on actual performance at the end of the applicable measurement periods because neither the level of performance that will be achieved nor the market price of our common stock at the time of vesting could be determined as of April 1, 2023.

Qualifying Termination: Represents the estimated value of unvested PRSUs that would accelerate and vest assuming a Qualifying Termination occurred on April 1, 2023, calculated based on the following:

Award Month & Year	Net Bookings and Operating Income PRSUs	Relative TSR PRSUs
June 2022	■ actual performance for the first tranche	
March 2022	■ target performance for the second and third tranches	
June 2021	■ actual performance for the first and second tranches ■ target performance for the third tranche	actual performance (or based on how the award was tracking) as of April 1, 2023
June 2020	N/A	
November 2019	N/A	

[4] Messrs. Suh and Bruzzo will depart EA on June 30, 2023 without any severance benefits.

Fiscal Year 2023 Pay Ratio

For fiscal year 2023, the annual total compensation of our median employee was $129,851, and the annual total compensation of Mr. Wilson, was $20,659,002. The ratio of these amounts is 159 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Exchange Act.

To identify our median employee, we used a consistently applied compensation measure ("CACM") for all employees on our worldwide payroll as of March 15, 2023, including full time, part-time, regular, and temporary employees. We changed the median employee identification date from March 31, the date used in fiscal year 2022, to March 15 as the previous determination date will, at times, fall outside of the fiscal year.

Our CACM consisted of the following elements of compensation, as obtained from our internal payroll systems:

- base salary as of March 15, 2023 (annualized for permanent employees on leave of absence or not employed for the full year);
- discretionary bonuses (performance or other one-time payments) paid to employees in fiscal year 2023;
- the grant date fair market value of equity awards granted to employees in fiscal year 2023; and
- exchange rates were applied as of the determination date to convert all non-U.S. currencies into U.S. dollars.

Other than annualizing base salary for permanent employees, we did not make any compensation adjustments whether for cost of living or otherwise in the identification process.

The median employee's annual total compensation for fiscal year 2023 was calculated in USD and determined using the same methodology used to determine Mr. Wilson's annual total compensation set forth in the "Fiscal Year 2022 Summary Compensation Table."

SEC regulations permit companies to adopt a variety of methodologies, apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices and other factors unique to their workforce and business operations when calculating their pay ratio. Therefore, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Pay Versus Performance

The disclosures below are pursuant to the recently adopted Pay versus Performance rules under the Dodd–Frank Wall Street Reform and Consumer Protection Act requiring companies to disclose how NEO compensation relates to the disclosures in the Summary Compensation Table and to certain financial metrics of that company.

Pay versus Performance Table

The following table provides information regarding the compensation paid to our principal executive officer (or PEO) and non-PEO NEOs for the fiscal years ended March 31, 2023, 2022, and 2021 and certain measures of Company performance for such periods. We are using non-GAAP net revenue as the Company Selected Measure.

Year	Summary Compensation Table Total for PEO[1] ($)	Compensation Actually Paid to PEO[2] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[1] ($)	Average Compensation Actually Paid to Non-PEO NEOs[2] ($)	Value of Initial Fixed $100 Investment Based on:		Net Income (In Millions) ($)	Non-GAAP Net Revenue (In Millions)[5] ($)
					Total Shareholder Return[3] ($)	Peer Group Total Shareholder Return[4] ($)		
(A)	(B)	(C)	(D)	(E)	(F)	(G)	(H)	(I)
2023	20,659,002	9,942,539	8,383,839	3,432,972	122	166	802	7,341
2022	19,858,539	9,862,702	9,279,183	5,423,948	127	183	789	7,515
2021	39,165,820	43,921,635	10,591,829	13,798,185	135	170	837	6,190

[1] The named executive officers for each applicable year are:

Year	PEO	Non-PEO NEOs
2023	Andrew Wilson	Laura Miele, Chris Suh, Chris Bruzzo, Mala Singh, Kenneth Moss. Messrs. Suh and Bruzzo will depart EA on June 30, 2023. Mr. Moss departed EA on September 2, 2022.
2022	Andrew Wilson	Laura Miele, Chris Suh, Kenneth Moss, Chris Bruzzo, Blake Jorgensen.
2021	Andrew Wilson	Laura Miele, Kenneth Moss, Chris Bruzzo, Blake Jorgensen.

[2] The amounts reported in this column represent "compensation actually paid" to our PEO and other NEOs (on average), as calculated in accordance with Item 402(v) of Regulation S-K. To determine "compensation actually paid," the amounts reported in the "Total" column of the Summary Compensation Table for the applicable year were adjusted as follows:

Year	Executives	Summary Compensation Table Total	Deduct Summary Compensation Table Stock Awards	Add Year-End Value of Unvested Equity Granted in Year	Add Change in Value of Unvested Awards Granted in Prior Years	Add Change in Value of Vested Equity Granted in Prior Years	Compensation Actually Paid
2023	PEO	$ 20,659,002	$ 16,724,254	$ 11,479,898	$ (5,604,317)	$ 132,210	$ 9,942,539
	Non-PEO NEOs*	$ 8,383,839	$ 7,050,929	$ 4,486,421	$ (2,392,781)	$ 6,423	$ 3,432,972
2022	PEO	$ 19,858,539	$ 13,973,702	$ 12,298,844	$ (9,102,873)	$ 781,893	$ 9,862,702
	Non-PEO NEOs*	$ 9,279,183	$ 6,753,613	$ 6,046,200	$ (3,281,856)	$ 134,034	$ 5,423,948
2021	PEO	$ 39,165,820	$ 32,870,225	$ 28,724,167	$ 6,251,497	$ 2,650,376	$ 43,921,635
	Non-PEO NEOs*	$ 10,591,829	$ 8,097,922	$ 7,355,643	$ 2,956,567	$ 992,067	$ 13,798,185

* Presented on an averaged basis

[3] The amounts reported in this column reflect the Company's cumulative TSR as of March 31 of each year presented, assuming an initial fixed $100 investment on March 31, 2020.

[4] The peer group used for relative TSR is the RDG Technology Composite Index which is the same peer group the Company uses for its Item 201(e) of Regulation S-K disclosure, assuming an initial fixed $100 investment on March 31, 2020.

[5] We identified Non-GAAP Net Revenue as our Company-Selected Measure. Additional information regarding use of non-GAAP measures and reconciliations to the most direct comparable GAAP measures can be found on Appendix A in the proxy statement for the fiscal year to which the non-GAAP measure relates.

Relationship between "Compensation Actually Paid" and TSR



Relationship between "Compensation Actually Paid" and Net Income



Relationship between "Compensation Actually Paid" and Non-GAAP Net Revenue



Most Important Performance Measures

The performance measures identified below represent the measures the Company considers the most important in its executive compensation program linking pay to performance for fiscal year 2023. The use of each measure is discussed in the *Compensation Discussion and Analysis—Our NEOs' Fiscal Year 2023 Compensation.*

Most Important Performance Measures
Non-GAAP Net Revenue*
Non-GAAP Earnings Per Share*
Non-GAAP Operating Income*

* For more information regarding our use of non-GAAP financial measures for our compensation programs, please refer to the information provided under the heading *"About Non-GAAP Financial Measures"* in Appendix A below.

Equity Compensation Plan Information

The following table shows information, as of April 1, 2023, regarding shares of our common stock authorized for issuance under our 2019 EIP, our 2000 Equity Incentive Plan (which terminated on August 8, 2019) ("2000 EIP"), and our 2000 Employee Stock Purchase Plan, as amended ("ESPP").

Plan Category	Number Of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity compensation plans approved by security holders	8,843,255[1]	$ 35.17[2]	25,216,314[3]
Equity compensation plans not approved by security holders	–	–	–
Total[4]	8,843,255		25,216,314

[1] Includes (a) 99,007 shares of common stock issuable upon exercise of outstanding options under the 2000 EIP; (b) 86,740 unvested time-based and performance-based restricted stock unit awards outstanding under the 2000 EIP; and (c) 8,657,508 unvested time-based and performance-based restricted stock unit awards outstanding under the 2019 EIP.

[2] Outstanding restricted stock unit awards subject to time-based and/or performance-based vesting do not have an exercise price and therefore are not included in the calculation of the weighted-average exercise price.

[3] Each full value award granted under the 2019 EIP reduces the number of shares available for issuance under our 2019 EIP by 1.43 shares and each stock option granted reduces the number of shares available for issuance by 1 share. Thus, if future awards under the 2019 EIP consisted exclusively of full value awards (such as time-based and performance-based restricted stock units), awards covering a maximum of 21,667,908 shares (or 15,152,383 shares based on the 1.43 reduction for full-value awards) are available for issuance under the 2019 EIP. There are 3,548,406 shares available for purchase by our employees under the ESPP.

[4] The table does not include information with respect to shares subject to outstanding awards assumed by us in connection with the acquisition of Glu Mobile Inc. As of April 1, 2023, 125,214 shares of our common stock were issuable upon exercise of outstanding options and the release of restricted stock units assumed in connection with this acquisition. The weighted average exercise price of such outstanding options was $64.50 per share. Other than the awards we assumed in connection with this acquisition, no additional equity awards may be granted under any assumed arrangement related to the acquisition.

Audit Matters

Selection and Engagement of Independent Registered Public Accounting Firm

KPMG LLP has audited the financial statements of the Company and its consolidated subsidiaries since fiscal year 1987. The Audit Committee and the Board of Directors believe that KPMG LLP's long-term knowledge of EA and its subsidiaries is valuable to the Company as set forth in more detail below. Representatives from KPMG have direct access to the members of the Audit Committee and Board of Directors. We expect one or more representatives of KPMG LLP to attend the Annual Meeting in order to respond to appropriate questions from stockholders and make a statement if they desire to do so.

Services Provided by the Independent Auditor

KPMG LLP audits our consolidated operations and provides statutory audits for legal entities within our international corporate structure. Having one audit firm with a strong global presence responsible for these audits supports a coordinated approach to address issues that may impact our businesses across multiple geographies and legal entities. Few audit firms have the knowledge of our sector and the capability of servicing our global audit requirements. KPMG LLP has the geographical scope that our operations require and the accounting expertise in the matters relevant to our sector. In addition, KPMG LLP's experience working with the Company gives them the institutional knowledge to understand our operations and processes, which we believe helps them address the relevant issues and improves the quality of the audit.

In appointing KPMG LLP as our independent auditors for fiscal year 2024, the Audit Committee and the Board of Directors have considered the performance of KPMG LLP in fiscal year 2023, as well as in prior years, and have taken into account the alternative options available to the Company. The Audit Committee and the Board of Directors have determined that it is in the best interests of the Company and its stockholders to continue KPMG LLP's engagement.

We believe the experience and expertise held by the members of the Audit Committee give them the necessary skills to evaluate the relationship between the Company and its independent auditors and to oversee auditor independence. The Audit Committee periodically considers whether there should be rotation of our independent external audit firm. The Audit Committee is empowered under its charter to obtain advice and assistance from outside legal, accounting and other advisors as it deems appropriate.

At each meeting of the Audit Committee, Company management is provided the opportunity to meet in private session with the Audit Committee to discuss any issues relating to KPMG LLP's engagement. Similarly, KPMG LLP regularly meets in private session with the Audit Committee with no members of Company management present.

Audit Partner Rotation

Our KPMG LLP lead audit partner has been working on the Company's audit since the first quarter of fiscal year 2021. Our KPMG LLP concurring audit partner has been working on the Company's audit since the first quarter of fiscal year 2020. Each audit partner may serve a maximum of five years on the Company's audit. Candidates are proposed by KPMG LLP based on their expertise and experience and are vetted by Company management and a recommendation is made to the Audit Committee. The Audit Committee has final approval of the lead audit partner and the concurring audit partner.

Fees of Independent Auditors

The aggregate fees billed for the last two fiscal years for each of the following categories of services are set forth below:

Description of Fees	Year Ended March 31, 2023	Year Ended March 31, 2022
Audit Fees[1]	$4,908,000	$5,585,000
Audit-related Fees[2]	29,000	80,000
Tax Fees[3]	139,000	130,000
All Other Fees	—	—
Total	$5,076,000	$5,795,000

[1] Audit Fees: This category includes the annual audit of the Company's financial statements and internal controls over financial reporting (including quarterly reviews of financial statements included in the Company's quarterly reports on Form 10-Q), and services normally provided by the independent auditors in connection with regulatory filings. This category also includes consultation on matters that arose during, or as a result of the audit or review of financial statements, statutory audits required for our non-U.S. subsidiaries, and other documents filed with the SEC, and Sarbanes-Oxley Section 404 compliance consultation.

[2] Audit-Related Fees: This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." In both fiscal years 2023 and 2022, these fees were for accounting consultations and services in the U.S. and in connection with other regulatory filings in our international jurisdictions.

[3] Tax Fees: This category includes compliance services rendered for U.S. and foreign tax compliance and returns, and transfer pricing documentation.

Pre-approval Procedures

The Audit Committee is required to pre-approve the engagement of, and fees incurred by, KPMG LLP to perform audit and other services for the Company and its subsidiaries. The Company's procedures for the pre-approval by the Audit Committee of all services provided by KPMG LLP and the related fees comply with SEC regulations regarding pre-approval of services. Services subject to these SEC requirements include audit services, audit-related services, tax services and other services. In some cases, pre-approval for a particular category or group of services and the related fees are provided by the Audit Committee for up to a year, subject to a specific budget and to regular management reporting. In other cases, the Chair of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services and the related fees up to a specified dollar limit, and such pre-approvals are then communicated to the full Audit Committee. The Audit Committee reviews quarterly the status of all pre-approved services and the related fees to date and approves any new services and the related fees to be provided.

In determining whether to grant a pre-approval, the Audit Committee considers the level of non-audit fees incurred to date as a percentage of the total annual fees paid to KPMG LLP. In addition, the Audit Committee considers additional factors to assess the potential impact on auditor independence of KPMG LLP performing such services, including whether the services are permitted under the rules and recommendations of the Public Company Accounting Oversight Board, the American Institute of Certified Public Accountants, the Nasdaq Stock Market, whether the proposed services are permitted under EA's policies, and whether the proposed services are consistent with the principles of the SEC's auditor independence rules. The Company also annually confirms with each of its directors and executive officers whether there are any relationships that they are aware of with KPMG LLP that may impact the auditor independence evaluation. The Audit Committee considered and determined that fees for services other than audit and audit-related services paid to KPMG LLP during fiscal year 2023 are compatible with maintaining KPMG LLP's independence.

Report of the Audit Committee of the Board of Directors

The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that EA specifically incorporates it by reference into a filing.

The Audit Committee of the Board of Directors operates under a written charter, which was most recently amended in May 2018. The Audit Committee is currently comprised of three non-employee directors, each of whom in the opinion of the Board of Directors meets the current independence requirements and financial literacy standards of the Nasdaq Stock Market Rules, as well as the independence requirements of the SEC. During fiscal year 2023, the Audit Committee consisted of Kofi A. Bruce, Jeffrey T. Huber, and Richard A. Simonson. The Board of Directors has determined that each of Mr. Bruce and Mr. Simonson meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules.

The Company's management is primarily responsible for the preparation, presentation and integrity of the Company's financial statements. EA's independent registered public accounting firm, KPMG LLP (the "independent auditors"), is responsible for performing an independent audit of the Company's (1) financial statements and expressing an opinion as to the conformity of the financial statements with U.S. generally accepted accounting principles, and (2) internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (the "PCAOB") and issuing an opinion thereon.

The Audit Committee assists the Board of Directors in its oversight responsibility with respect to the integrity of EA's accounting policies, internal control function and financial reporting processes. The Audit Committee reviews EA's quarterly and annual financial statements prior to public earnings releases and submission to the SEC; oversees EA's internal audit function; consults with the independent auditors and EA's internal audit function regarding internal controls and the integrity of the Company's financial statements; oversees tax and treasury matters; oversees EA's enterprise risk management program; assesses the independence of the independent auditors; and is directly responsible for the appointment, retention, compensation and oversight of the independent auditors. In this context, the Audit Committee has met and held discussions with members of management, EA's internal audit function and the independent auditors. Company management has represented to the Audit Committee that the Company's consolidated financial statements for the most recently completed fiscal year were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with Company management and the independent auditors. Company management has represented to the Audit Committee that the Company's internal control over financial reporting was effective as of the end of the Company's most recently completed fiscal year, and the Audit Committee has reviewed and discussed the Company's internal control over financial reporting with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed by the applicable requirements of the PCAOB and SEC, including the quality and acceptability of the Company's financial reporting and internal control processes. The Audit Committee also has discussed with the Company's independent auditors the scope and plans for their annual audit and reviewed the results of that audit with management and the independent auditors.

In addition, the Audit Committee received and reviewed the written disclosures and the letter from the independent auditors required by the applicable requirements of the PCAOB regarding their communications with the Audit Committee concerning independence and has discussed with the independent auditors the auditors' independence from the Company and its management. The Audit Committee also has considered whether the provision of any non-audit services (as described above under the heading *"Audit Matters" – "Fees of Independent Auditors"*) and the employment of former KPMG LLP employees by the Company are compatible with maintaining the independence of KPMG LLP.

The members of the Audit Committee are not engaged in the practice of auditing or accounting. In performing its functions, the Audit Committee necessarily relies on the work and assurances of the Company's management and the independent auditors.

In reliance on the reviews and discussions referred to in this report, and in light of its role and responsibilities, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements for fiscal year 2023 be included for filing with the SEC in the Company's Annual Report. The Audit Committee also has approved the selection of KPMG LLP as the Company's independent auditors for fiscal year 2024.

AUDIT COMMITTEE

Kofi A. Bruce (Chair)
Richard A. Simonson
Jeffrey T. Huber

Stock Ownership Information

Security Ownership of Certain Beneficial Owners and Management

The following table shows, as of June 16, 2023, the number of shares of our common stock owned by our directors, NEOs, our current directors and executive officers as a group, and beneficial owners known to us holding more than 5% of our common stock. From time to time we engage in ordinary course business transactions with other companies in which one or more of our greater-than-5% beneficial owners may have an investment. As of June 16, 2023, there were 272,116,984 shares of our common stock outstanding. Except as otherwise indicated, the address for each of our directors and executive officers is c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

Stockholder Name	Shares Owned[1]	Right to Acquire[2]	Percent of Outstanding Shares[3]
The Public Investment Fund[4]	24,807,932	—	9.12%
Blackrock, Inc.[5]	24,801,166	—	9.11%
The Vanguard Group Inc.[6]	21,903,490	—	8.05%
Andrew Wilson[7]	136,293	—	*
Christopher Suh	9,585	—	*
Laura Miele	38,586	—	*
Chris Bruzzo	11,907	5,402	*
Mala Singh[8]	31,947	—	*
Kenneth Moss	249,555	—	*
Kofi A. Bruce	1,870	2,004	*
Rachel A. Gonzalez	2,643	2,004	*
Jeffrey T. Huber[9]	90,825	13,876	*
Talbott Roche	19,589	2,004	*
Richard A. Simonson	58,723	35,038	*
Luis A. Ubiñas	—	57,410	*
Heidi J. Ueberroth	5,799	8,373	*
All current executive officers and directors as a group (14) persons[10]	430,361	123,210	0.20%

* Less than 1%

[1] Unless otherwise indicated in the footnotes, includes shares of common stock for which the named person has sole or shared voting and investment power. This column excludes shares of common stock that may be acquired through stock option exercises, which are included in the column "Right to Acquire."

[2] Includes (a) shares of common stock that may be acquired through stock option exercises and releases of RSUs within 60 days of June 16, 2023, (b) in the case of Mr. Simonson, reflects 35,038 RSUs that have vested but have been deferred, (c) in the case of Mr. Ubiñas, reflects 52,538 RSUs that have vested but have been deferred and (d) in the case of Ms. Ueberroth, reflects 8,373 RSUs that have vested but have been deferred.

[3] Calculated based on the total number of shares owned plus the number of shares that may be acquired through stock option exercises and the release of vested RSUs within 60 days of June 16, 2023.

[4] As of December 31, 2022, based on information contained in a report on Schedule 13G/A filed with the SEC on February 14, 2023 as updated by a report on Schedule 13F filed on May 15, 2023, by The Public Investment Fund, reporting sole voting and dispositive power over 24,807,932 shares of common stock, and shared voting and dispositive power over no shares. The address for The Public Investment Fund is P.O. Box 6847, Riyadh 11425, Kingdom of Saudi Arabia.

[5] As of December 31, 2022, based on information contained in a report on Schedule 13G/A filed with the SEC on January 27, 2023 by Blackrock, Inc., reporting sole voting power over 22,334,049 shares of common stock, sole dispositive power over 24,801,166 shares of common stock, and shared voting and dispositive power over no shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

[6] As of December 30, 2022, based on information contained in a report on Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group, reporting shared voting power over 376,644 shares of common stock, sole dispositive power over 20,801,654 shares of common stock, shared dispositive power over 1,101,836 shares of common stock, and sole voting power over no shares of common stock. The address for The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

[7] Includes 87,809 shares of common stock are held by Mr. Wilson's family trust and 48,484 shares of common stock held in trust for the benefit of Mr. Wilson's descendants. Mr. Wilson has investment control over, and pecuniary interest in, shares held in his family trust. Mr. Wilson has investment control over shares held in trusts for his descendants.

[8] Includes 31,947 shares of common stock are held by Ms. Singh's family trust. Ms. Singh has investment control over, and pecuniary interest in, shares held in her family trust.

[9] Includes 304 shares of common stock held directly by Mr. Huber, 67,412 shares of common stock held by Mr. Huber's family trust and 23,109 shares of common stock and 11,872 vested options held by trusts over which Mr. Huber maintains investment control and pecuniary interest.

[10] Includes all executive officers and directors of EA as of the date of this filing.

STOCK OWNERSHIP INFORMATION

Stock Ownership Requirements

Directors

Each non-employee director is required, within five years of becoming a director, to own a number of shares of EA common stock having a value of at least five years' annual retainer for service on our Board of Directors.

Non-employee directors are permitted to include the value of vested, but deferred, RSUs toward their ownership requirement. As of the end of fiscal year 2023, each of our directors had fulfilled his or her ownership requirements. Mr. Huber is eligible to satisfy his ownership requirements through holdings of EA common stock through certain trusts over which Mr. Huber maintains investment control and pecuniary interest.

Section 16 Officers

In accordance with our stock ownership guidelines, Section 16 officers must maintain stock ownership equal to the minimum ownership requirements listed in the table below. Our CEO is required to own stock with a value equal to ten times his base salary. Each of our NEOs (other than the CEO) is an Executive Vice President and therefore is required to own stock with a value equal to three times his or her base salary.

Position	Stock Ownership Value as a Multiple of Base Salary
CEO	10x
Executive Vice President	3x
Senior Vice President	1x

We test the stock ownership holding requirement on an annual basis, and any Section 16 officer not in compliance with these guidelines must hold 50% of any net after-tax shares vesting from equity awards until the applicable requirement is met. The Compensation Committee last reviewed the stock ownership requirements in May 2023. As of that date, each of our executive officers had either met his or her then-applicable stock ownership holding requirement or had not yet reached the date on which he or she is required to meet his or her ownership requirements, which is generally 50 months from the date of hire, appointment, or promotion. For promotions, executives must maintain their prior-level minimum holding requirements during any applicable transition period.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC.Based solely on a review of forms filed in the SEC's EDGAR database and written representations from executive officers and directors, we believe that during the fiscal year ended April 1, 2023, all required reports were filed on a timely basis.

Insider Trading, Anti-Hedging and Anti-Pledging Policies

We maintain an insider trading policy designed to promote compliance by our employees and directors with both federal and state insider trading laws. In addition, our insider trading policy prohibits our directors, executive officers, employees and family members of any director, executive officer or employee or others living in their respective households, from engaging in any hedging transaction with the Company's securities, buying the Company's securities on margin, or otherwise trading in any derivative of the Company's securities (including put and/or call options, swaps, forwards or futures contracts, short sales or collars). Our directors and Section 16 officers also are prohibited from pledging our stock as collateral for any loan.

2023 PROXY STATEMENT   63

Proposals to be Voted on

PROPOSAL 1

Election of Directors

At the Annual Meeting, stockholders will elect eight directors to hold office for a one-year term until the next annual meeting (or until their respective successors are appointed). All nominees have consented to serve a one-year term, if elected. For additional information regarding the nominees and our corporate governance practices, including our director resignation policies and refreshment practices, please see the sections of this Proxy Statement entitled "*Proxy Highlights*," and "*Board of Directors and Corporate Governance*."

The 2023 election of directors will be uncontested. Accordingly, EA's Amended and Restated Bylaws provide that in an uncontested election of directors each nominee must receive more votes cast "for" than "against" his or her re-election in order to be elected or re-elected to the Board of Directors.

The Board of Directors has nominated the following directors to stand for re-election. Each of our director nominees currently serves on the Board of Directors and was elected to a one-year term at the 2022 annual meeting.

- Kofi A. Bruce
- Rachel A. Gonzalez
- Jeffrey T. Huber
- Talbott Roche
- Richard A. Simonson
- Luis A. Ubiñas
- Heidi J. Ueberroth
- Andrew Wilson

The Board of Directors recommends a vote FOR each of the nominees.

PROPOSAL 2

Advisory Vote to Approve Named Executive Officer Compensation

In accordance with the SEC's proxy rules, we seek an advisory, non-binding stockholder vote with respect to the compensation of our named executive officers for fiscal year 2023. This vote, which is undertaken by us annually, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the compensation philosophy, policies, and practices, as disclosed in this Proxy Statement. Approval of this proposal, commonly known as a "say-on-pay" proposal, requires the affirmative vote of a majority of the voting shares present at the Annual Meeting in person or by proxy and voting for or against the proposal. We are asking our stockholders to vote on the following resolution at the Annual Meeting:

> **"RESOLVED, that the Company's stockholders approve, on a non-binding, advisory basis, the compensation of the named executive officers for fiscal year 2023, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related narrative disclosures in this Proxy Statement."**

Our Board of Directors recommends a vote "FOR" this resolution. Our Board of Directors, Compensation Committee and EA management are committed to maintaining pay-for-performance alignment in our executive compensation program. Our pay-for-performance approach is designed to reward the achievement of Company-wide financial and business objectives, individual performance, and the creation of long-term value for stockholders, while also recognizing the dynamic and highly competitive nature of our business and the market for top executive talent.

At last year's Annual Meeting, our say-on-pay proposal received the support of 92% of the votes cast. We encourage you to review carefully the "*Compensation Discussion and Analysis*" and accompanying compensation tables and narrative discussion for a more detailed description of our executive compensation program and decisions.

Although the vote is advisory and non-binding, our Board of Directors and Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote, along with other relevant factors, in evaluating the future compensation of our named executive officers. We currently intend to hold the next non-binding advisory vote to approve the compensation of our named executive officers at our 2024 annual meeting.

The Board of Directors recommends a vote FOR the approval of the foregoing resolution.

PROPOSAL 3

Ratification of the Appointment of KPMG LLP, Independent Public Registered Accounting Firm

The Audit Committee has appointed KPMG LLP as the Company's independent auditors for the fiscal year ending March 31, 2024. Ratification of the appointment of KPMG LLP as our independent auditors is not required by our Amended and Restated Bylaws or otherwise. The Board of Directors has determined to submit this proposal to the stockholders as a matter of good corporate practice. Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of auditors. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and the stockholders.

The Board of Directors recommends a vote FOR the ratification of KPMG LLP as our independent auditors for the fiscal year ending March 31, 2024.

PROPOSAL 4

Advisory Vote on the Frequency of Say-on-Pay Votes

As described in Proposal 2 above, our stockholders have the opportunity to cast an advisory, non-binding vote on the compensation of our named executive officers ("say-on-pay vote").

The SEC rules require us to ask our stockholders (at least once every six years) how often they would like to hold the say-on-pay vote. The options required by law are every year, every two years, or every three years.

At our 2017 Annual Meeting, our stockholders favored holding the say-on-pay vote every year. Accordingly, we have held it every year. Now on the sixth anniversary of that result, we are again asking our stockholders how often we should hold the say-on-pay vote in the next six years. Under this Proposal 4, stockholders may vote to hold it every year (by voting "1 Year"), every two years (by voting "2 Years"), every three years (by voting "3 Years"), or abstain from voting (by indicating "Abstain").

The Board of Directors recommends that future advisory votes to approve named executive officer compensation be held every year.

A majority of the votes cast for one of the options presented by Proposal 4 will determine the stockholders' preferred frequency for holding an advisory vote on the compensation of our named executive officers. This means that the option receiving the greatest number of votes will be considered the preferred frequency of our stockholders.

Although the vote is advisory and non-binding, our Board of Directors and Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote, along with other relevant factors, when making future decisions regarding the frequency of conducting a say-on-pay vote.

The Board of Directors recommends a vote for the option of an annual ("1 Year") advisory vote to approve named executive officer compensation.

PROPOSAL 5

Stockholder Proposal on Termination Pay

The Company has been advised that James McRitchie and Myra K. Young, 9295 Yorkship Court, Elk Grove, CA 95758, the beneficial owners of 25 shares of EA's common stock, intend to present the following proposal for consideration at the Annual Meeting.

Proposal 5 – Shareholder Ratification of Termination Pay



Resolved: Shareholders of Electronic Arts Inc. (Company) request the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes; lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Supporting Statement: Generous performance-based pay can be good but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target short-term bonus better aligns management pay with shareholder interests.

For instance, at one company if the CEO is terminated without cause, whether or not his termination follows a change in control, he will receive $39 million in termination payments, nearly 7-times his base salary plus short-term bonus.

It is in the best interest of Company shareholders to be protected from such lavish management termination packages.

It is important to have this policy in place so that Company management focuses on improving company performance, instead of possible business combinations to trigger a golden parachute windfall.

This proposal is more important at our Company because of the tendency to overpay management or provide the wrong management pay incentives. Pay was rejected by 8% of shares in 2022, 58% in 2021, 74% in 2020, whereas a 5% rejection is more the norm.

Consider also: Contrary best practice,[1] our Company closed polls about fifteen seconds after presentation of the last proposal at its 2022 annual meeting. If shareholders fail to present their proposals, companies can exclude future proposals for two years. Our Company treats voting at the meeting as an empty ritual.

[1] https://optimizeronline.com/how-and-when-to-properly-open-and-close-the-polls/

Please vote yes:

Shareholder Ratification of Termination Pay – Proposal 5
Enhance Shareholder Value, Vote FOR

The Company's Opposition Statement to Proposal 5

Our Board of Directors recommends a vote "**AGAINST**" this proposal because it is unnecessary and not in the best interests of the Company or its stockholders.

This proposal is unnecessary because our cash severance policy already limits cash severance payments to no more than 2.99 times base salary plus target annual bonus opportunity, and our existing severance benefits are payable only in very specific situations.

We have an Executive Officer Cash Severance Policy (the "Cash Severance Policy") that already addresses the proposal's request with regard to salary and annual bonus. This policy does not allow the Company to enter into any new employment agreement, severance agreement, or separation agreement with any executive officer—or establish any new severance plan or policy covering any executive officer—that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target annual bonus opportunity, without seeing stockholder ratification of such arrangement.

Furthermore, the possibility of receiving severance pay is already very limited because:

- we do not maintain employment agreements with executive officers that include severance protections;
- we do not have a practice of paying severance to departing executive officers; and
- outstanding equity awards held by our executive officers will be forfeited in an ordinary course termination of employment.

We provide certain equity-related benefits in the extraordinary event of death or disability to all employees (not just executive officers) meeting certain service requirements. These include full vesting of equity awards upon death and pro rata vesting of awards in the event of disability (in each case, with the vesting of performance-based awards to be based on actual performance).

As previously discussed, we maintain a Change in Control Severance Plan. Under this plan, benefits are only payable in the event of a termination of employment without cause or for good reason within a specified period of time before or after a change-in-control transaction (a "double trigger" termination). A substantial number of public companies and many of our peers provide double-trigger severance benefits as a standard component of an executive pay package. Moreover, this plan does not otherwise provide for excise tax gross ups, additional equity grants, or special retirement provisions.

For these reasons, the Board of Directors and Compensation Committee believe that the Cash Severance Policy more appropriately addresses and limits severance benefits than the far-reaching mandates of the proposal.

The proposal is not in the best interests of stockholders because it could place us at a severe competitive disadvantage by limiting our ability to attract and retain highly qualified executives.

Our Board of Directors and Compensation Committee also recognize that attracting and retaining talent requires offering competitive severance benefits upon certain terminations of employment, especially a double-trigger termination in a change in control. As noted above, many public companies, including our peers, provide double-trigger severance benefits to their executives. In our experience, executive-level candidates expect these protections as part of their compensation packages, and we would jeopardize our ability to attract qualified executives if they were not offered. Even if offers of employment contained severance protections that were contingent upon stockholder approval or ratification, they may be viewed as too uncertain and would discourage top candidates from accepting.

Furthermore, calling a special meeting of stockholders to obtain prior approval of a severance arrangement that could exceed the specified cap would be expensive, impractical, and time-consuming. Top candidates—when informed that the terms of their compensation package first require binding stockholder approval—would be unwilling to sit on the sidelines awaiting such approval. They may instead seek employment elsewhere, including at one of our competitors who do not face similar restrictions. In a competitive market where the ability to act quickly on opportunities to attract top-level executive talent is paramount, the implementation of this proposal would significantly restrict the Company's agility in hiring.

For these reasons, the proposal would compromise our recruiting efforts and introduce uncertainty and potential delays into the process. Instead, the Board of Directors and Compensation Committee believe that the Cash Severance Policy is better suited for the Company to remain competitive for top-performing talent, which would ultimately be in the best interest of our stockholders.

This proposal is unnecessary because we provide stockholders with a voice on executive pay through our annual say-on-pay vote and robust stockholder outreach program.

We hold an annual say-on-pay advisory vote giving our stockholders the ability to vote on our executive compensation program each year. In addition, SEC rules further require separate approval, on an advisory basis, by stockholders of golden parachute compensation payable to named executive officers in connection with change-in-control transactions. If we were to undergo a change in control transaction, stockholders would have the opportunity to vote on any golden parachute arrangements with our executives.

Supplementing this vote, we have a robust year-round stockholder outreach program. As previously discussed, we have conducted extensive stockholder engagement to request feedback on our executive compensation program over recent years. Our adoption of the Cash Severance Policy is a result of such engagement. In fiscal year 2023, we reached out to stockholders holding approximately 61% of our outstanding common stock to offer meetings, and we held 15 calls to understand their views on executive compensation, among other issues. Stockholders continued to express appreciation for the substantive changes we have made to our executive compensation program in recent years, including our adoption of the Cash Severance Policy. Importantly, on these calls, none of our stockholders raised the topic of our severance practices as an area of concern.

We believe that these avenues of communication, along with the annual say-on-pay votes, are the most streamlined and effective ways of providing stockholders with a voice on our executive compensation program. Requiring intermittent stockholder approval of specific elements of compensation would be inefficient, and as discussed above, carries the risk of jeopardizing our ability to attract and retain highly qualified candidates.

This proposal would unduly restrict the Compensation Committee's ability to structure compensation programs.

Our Compensation Committee, which is comprised solely of independent directors, is best suited to assess the needs of the Company, the competition for talent, and other relevant factors in making decisions on our executive compensation program. However, the proposal would serve to undermine and constrain the Compensation Committee from being able to exercise its judgment about which forms of compensation best serve the Company and our stockholders. It would further restrict the Compensation Committee from securing talent, reacting to dynamic market practices, responding to business exigencies, and otherwise structuring our program in a market-competitive manner. Instead, our Compensation Committee should be afforded the ability to continue to exercise strong independent leadership and oversight, while maintaining the ability to design and implement a prudent executive compensation program that is aligned with the interests of our stockholders.

Required Vote

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting or by proxy and voting for or against the proposal.

The Board of Directors recommends a vote AGAINST the stockholder proposal regarding shareholder ratification of termination pay.

Other Information

Commonly Asked Questions and Answers

1. Why am I receiving these materials and how do I attend the virtual meeting?

You are receiving these materials in connection with the Company's solicitation of proxies for use at our Annual Meeting, which will take place virtually at www.virtualshareholdermeeting.com/EA2023 on Thursday, August 10, 2023 at 2:00 p.m. local time. In structuring the virtual meeting, our goal is to provide stockholders the same opportunity to participate as they would have at an in-person meeting.

This Proxy Statement describes proposals on which you, as a stockholder, are being asked to vote. It also gives you information on the proposals that will be considered at the Annual Meeting, as well as other information so that you can make an informed decision. As a stockholder, you are invited to attend the Annual Meeting online and are requested to vote on the items of business described in this Proxy Statement.

2. How do I attend the virtual meeting?

This year's Annual Meeting will be accessible only through the Internet. You can participate in the Annual Meeting if you were a stockholder as of the close of business on the record date, June 16, 2023. To participate in the Annual Meeting, including to vote and ask questions, go to www.virtualshareholdermeeting.com/EA2023 and log-in using the 16-digit control number on your Notice or proxy card next to the label "Control Number" for postal mail recipients or within the email for electronic delivery recipients, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or Notice indicates that you may attend and vote those shares through the http://www.proxyvote.com website, then you may vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee and obtain a "legal proxy" in order to attend and vote at the Annual Meeting.

We encourage you to join 15 minutes before the start time. Stockholders may submit questions online during the Annual Meeting at www.virtualshareholdermeeting.com/EA2023. A copy of the Annual Meeting rules of conduct will be available online at the Annual Meeting. The list of registered stockholders as of June 16, 2023 will be available for inspection by stockholders during the meeting at www.virtualshareholdermeeting.com/EA2023. There will not be a physical location for the Annual Meeting, and you will not be able to attend the Annual Meeting in person. If you have difficulty accessing or participating in the virtual Annual Meeting, please call the technical support number that will be posted on the Annual Meeting website log-in page. We will have technicians available to assist you.

3. Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we may furnish proxy materials, including this Proxy Statement and our Annual Report, to our stockholders by providing access on the Internet instead of mailing printed copies. Stockholders will receive printed copies of the proxy materials only if they request them. Instead, the Notice, which was mailed to our stockholders, provides instructions on how to access and review all the proxy materials on the Internet. The Notice also describes how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting those materials in the Notice or you may contact the Company directly. *The Company will provide you without charge, upon request, a paper or email copy of our proxy materials, including the Company's Annual Report on Form 10-K (paper copies will be sent by first class mail).* Any such request should be directed as follows: Corporate Secretary, Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065 or call (650) 628-1500.

4. How can I get electronic access to the proxy materials?

The Notice or proxy card provides instructions on how to inform us to send future proxy materials to you electronically by email. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to our proxy website. Your election to receive proxy materials by email will remain in effect until you terminate it. *We encourage you to receive future proxy materials by email. Doing so will allow us to provide you with the information you need in a timelier manner, will save us the cost of printing and mailing documents to you, and will help reduce paper use.*

5. Can I vote my shares by filling out and returning the Notice?

No. However, the Notice provides instructions on how to vote on the Internet or by attending the Annual Meeting virtually at www.virtualshareholdermeeting.com/EA2023 and following the instructions on the website.

6. Who can vote at the Annual Meeting?

Stockholders who owned common stock as of the close of business on June 16, 2023 may attend and vote at the Annual Meeting. If your shares are registered directly in your name with our transfer agent, Computershare, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote at the Annual Meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in "street name." As the beneficial owner, you are also invited to attend the Annual Meeting. As a beneficial owner, you are not the stockholder of record and, as described in Question 2, may not in certain cases be able to vote these shares at the Annual Meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. Each share of common stock is entitled to one vote. There were 272,116,984 shares of common stock outstanding on the record date, June 16, 2023.

A quorum is required to conduct business at the Annual Meeting. A quorum exists if a majority of EA's outstanding voting shares, or at least 136,058,493 shares, as of June 16, 2023 is present or represented by proxies at the Annual Meeting. On June 16, 2023, a total of 272,116,984 shares of common stock were outstanding and entitled to vote.

Shares are counted as present or represented at the Annual Meeting if:

- They are entitled to vote at the Annual Meeting and are present at the Annual Meeting, or
- The stockholder has voted on the Internet, by telephone or a properly submitted proxy card prior to 11:59 p.m. Eastern Time on August 9, 2023.

If a quorum is not present, we may propose to adjourn the Annual Meeting to solicit additional proxies and reconvene the Annual Meeting at a later date.

7. What am I voting on?

We are asking you to:

- Elect Kofi A. Bruce, Rachel A. Gonzalez, Jeffrey T. Huber, Talbott Roche, Richard A. Simonson, Luis A. Ubiñas, Heidi J. Ueberroth and Andrew Wilson to the Board of Directors to hold office for a one-year term (Proposal 1);
- Cast an advisory vote to approve named executive officer compensation (Proposal 2);
- Ratify the appointment of KPMG LLP as the Company's independent public registered accounting firm for the fiscal year ending March 31, 2024 (Proposal 3);
- Cast an advisory vote on the frequency of say-on-pay votes (Proposal 4); and
- Consider and vote upon any stockholder proposal, if properly presented at the Annual Meeting, on termination pay (Proposal 5).

8. How do I vote my shares if I won't be able to attend the Annual Meeting?

You do not need to attend the Annual Meeting in order to vote. You may, instead, vote on the Internet or by telephone or mail (if you have received printed proxy materials) prior to 11:59 p.m. Eastern Time on August 9, 2023. By doing so, you are giving a proxy appointing Andrew Wilson (the Company's Chief Executive Officer), and Jacob Schatz (the Company's Chief Legal Officer and Corporate Secretary) or any of them, each with power of substitution, to vote your shares at the Annual Meeting, or any adjournment thereof, as you have instructed. If a proposal comes up for a vote at the Annual Meeting for which you have not indicated an instruction, Mr. Wilson and Mr. Schatz, or any one of them, will vote your shares in the manner recommended by the Board of Directors and according to their best judgment. Even if you currently plan to attend the Annual Meeting, it is a good idea to vote on the Internet or, if you received printed proxy materials, by telephone or by completing and returning your proxy card before the meeting date, in case your plans change.



On the Internet or by Telephone

If you have Internet access, you may submit your proxy online by following the instructions provided in the Notice or, if you receive printed proxy materials, the proxy card. You may also vote by telephone by following the instructions provided on your proxy card or voting instruction card.



By Mail

If you receive printed proxy materials, you may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instructions included by your broker, trustee or nominee, and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

9. What does it mean if I receive more than one Notice or proxy card?

It means that you have multiple accounts at the transfer agent or with brokers. Please complete and return all proxy cards or follow the instructions on each proxy card to vote on the Internet or by telephone, to ensure that all your shares are voted.

10. I share an address with another stockholder, and we received only one paper copy of the proxy materials. How can I obtain an additional copy of the proxy materials?

The Company has adopted an SEC-approved procedure called "householding." Under this procedure, the Company may deliver a single copy of the Notice or the Annual Report and this Proxy Statement to multiple stockholders who share the same last name and address and who have consented to householding, unless the Company has received contrary instructions from one or more of those stockholders. This procedure reduces the environmental impact of the Company's annual meetings and reduces the Company's printing and mailing costs. Stockholders who participate in householding will continue to receive separate proxy cards. Upon written or oral request, the Company will deliver promptly a separate copy of the Notice, Annual Report and this Proxy Statement to any stockholder at a shared address to which the Company delivered a single copy of any of these documents.

To receive free of charge a separate copy of the Notice or Annual Report and this Proxy Statement, or separate copies of these documents in the future, stockholders may write to our Corporate Secretary at 209 Redwood Shores Parkway, Redwood City, CA 94065 or call (650) 628-1500.

If you are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please contact the Company using the mailing address or phone number above. Stockholders who hold shares in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

11. What if I change my mind after I give my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

- Sending a signed statement to the Company that the proxy is revoked (you may send such a statement to the Corporate Secretary at our corporate headquarters address listed above);
- Signing and returning another proxy with a later date;
- Voting on the Internet or by telephone at any time prior to 11:59 p.m. Eastern Time on August 9, 2023 (your latest vote is counted); or
- Voting at the Annual Meeting.

If your shares are held by a broker, bank or other nominee or trustee, you may contact the record holder of your shares directly.

Your proxy will not be revoked if you attend the Annual Meeting but do not vote.

12. Who will count the votes?

A representative of Broadridge Financial Solutions will tabulate the votes and act as the inspector of elections for our Annual Meeting.

13. How are votes counted?

You may vote "for," "against" or "abstain" with respect to each of the nominees to the Board of Directors and on each of the proposals. A share voted "abstain" with respect to any proposal is considered present at the Annual Meeting for purposes of establishing a quorum and entitled to vote with respect to that proposal but is not considered a vote cast with respect to that proposal. Thus, abstentions will not affect the outcome of Proposals 1, 2, 3, 4 or the stockholder proposal. If you are a registered stockholder and you sign and return your proxy without voting instructions, your shares will be voted as recommended by the Board of Directors and according to the best judgment of Mr. Wilson and Mr. Schatz, or any one of them.

14. What is the effect of a "broker non-vote" on the proposals to be voted on at the Annual Meeting?

If your shares are held by a broker, bank or other nominee or trustee and you do not provide your broker, bank or other nominee or trustee with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when a broker is not permitted to vote on that matter (or even when a broker is permitted to vote on that matter but chooses not to do so) without instructions from the beneficial owners and instructions are not given. Shares that constitute broker non-votes are considered present for purposes of establishing a quorum and entitled to vote with respect to that proposal but are not considered votes cast on that proposal. Broker non-votes, if any, will not affect the outcome of Proposals 1, 2, 3, 4 or the stockholder proposal. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, if your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker or other nominee as to how you wish your shares to be voted.

15. How many votes must the nominees receive to be elected as directors?

In an uncontested election, our Amended and Restated Bylaws require each nominee to receive more votes cast "for" than "against" his or her re-election in order to be re-elected to the Board of Directors. Since we are not aware of any intention by any stockholder to nominate one or more candidates to compete with the Board of Directors' nominees for re-election at the Annual Meeting, the 2023 election will be uncontested.

In accordance with our Corporate Governance Guidelines, the Board of Directors expects an incumbent director to tender his or her resignation if he or she fails to receive the required number of votes for re-election in an uncontested election. In such an event, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board of Directors. The director whose resignation is under consideration will abstain from participating in any decision regarding his or her resignation. The Nominating and Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to recommend and accept, as applicable, a director's resignation. The Board of Directors will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

Shares represented by your proxy will be voted by EA's management "for" the election or re-election of the eight nominees recommended by EA's Board of Directors unless you vote against any or all of such nominees or you mark your proxy to "abstain" from so voting.

16. What happens if one or more of the nominees is unable to serve or for good cause will not serve?

If, prior to the Annual Meeting, one or more of the nominees notifies us that he or she is unable to serve, or for good cause will not serve, as a member of the Board of Directors, the Board of Directors may reduce the number of directors or select a substitute nominee or substitute nominees, as the case may be. In the latter case, if you have completed and returned your proxy card, Mr. Wilson and Mr. Schatz, or any of them, may vote for any nominee designated by the incumbent Board of Directors to fill the vacancy. They cannot vote for more than eight nominees.

17. How many votes are required to approve each of the other proposals?

The advisory vote to approve named executive officer compensation (Proposal 2), the ratification of KPMG LLP as our independent auditor (Proposal 3), the advisory vote on the frequency of say-on-pay votes (Proposal 4), and the stockholder proposals (Proposal 5) must receive a "for" vote from a majority of the voting shares present at the Annual Meeting in person or by proxy and voting for or against these proposals. As advisory votes, the results of voting on Proposal 2, Proposal 4, and the stockholder proposals are non-binding. Although these votes are non-binding, the Board of Directors and its committees value the opinions of our stockholders and will consider the outcome of these votes, along with other relevant factors, in evaluating the compensation program for our named executive officers, the frequency of our say-on-pay votes and evaluating the matters presented by the stockholder proposal.

Shares represented by your proxy will be voted by EA's management in accordance with the Board of Directors' recommendation unless you vote otherwise on your proxy or you mark your proxy to "abstain" from voting. Abstentions and broker non-votes will have no effect on the outcome of Proposals 2, 3, 4 or the stockholder proposal.

18. What is the deadline to propose matters for consideration at the 2024 annual meeting of stockholders?

Proposals to be considered for inclusion in our proxy materials: No later than the close of business (6:00 p.m. Pacific Time) on February 23, 2024. All proposals must comply with Rule 14a-8 under the Exchange Act.

Other proposals to be brought at our 2024 annual meeting: No earlier than April 12, 2024 and no later than the close of business (6:00 p.m. Pacific Time) on May 10, 2024. The submission must include certain information concerning the stockholder and the proposal, as specified in the Company's Amended and Restated Bylaws.

19. What is the deadline to nominate individuals for election as directors at the 2024 annual meeting of stockholders?

Director nominations for inclusion in our proxy materials (proxy access nominees): No earlier than March 13, 2024 and no later than the close of business (6:00 p.m. Pacific Time) on April 12, 2024. The nomination must include certain information concerning the stockholder or stockholder group and the nominee, as specified in Section 1.6 of the Company's Amended and Restated Bylaws.

Director brought pursuant to our advance notice bylaws: No earlier than April 12, 2024 and no later than the close of business (6:00 p.m.) on May 10, 2024. The nomination must include certain information concerning the stockholder and the nominee, as specified in Section 1.5 of the Company's Amended and Restated Bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must comply with the additional requirements of Rule 14a-19(b).

20. Where should I send proposals and director nominations for the 2024 annual meeting of stockholders?

Stockholder proposals and director nominations should be sent in writing to Jacob Schatz, Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

21. How can I obtain a copy of the Company's Amended and Restated Bylaws?

Our Amended and Restated Bylaws as of the date of this Proxy Statement are included as an exhibit to a Current Report on Form 8-K we filed with the SEC on August 15, 2022, which you may access through the SEC's electronic data system called EDGAR at www.sec.gov. You may also request a copy of our Amended and Restated Bylaws by contacting our Corporate Secretary at the address above.

22. How can I listen to the live audio webcast of the Annual Meeting?

You can listen to the live audio webcast of the Annual Meeting by going to the Investor Relations section of our website at http://ir.ea.com. An archived copy of the webcast will also be available on our website for one year following the Annual Meeting. Please note that participation in the question and answer portion of the Annual Meeting will be limited to those stockholders attending.

23. Where do I find the voting results of the meeting?

We may announce preliminary voting results at the Annual Meeting. We will also publish the final results on Form 8-K, which we will file with the SEC within four business days after the Annual Meeting. Once filed, you can request a copy of the Form 8-K by contacting our Investor Relations department at (650) 628-0406. You can also get a copy on the Internet at http://ir.ea.com or through the SEC's electronic data system called EDGAR at www.sec.gov.

24. Who will pay for this proxy solicitation?

We will bear the costs of soliciting proxies from our stockholders. These costs include preparing, assembling, printing, mailing and distributing the notices, proxy statements, proxy cards and annual reports. In addition, some of our officers, directors, employees and other agents may also solicit proxies personally, by telephone and by electronic and regular mail, and we will pay these costs. EA will also reimburse brokerage houses and other custodians for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of the Company's common stock.

25. How is the Company's fiscal year calculated?

The Company's fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for fiscal year 2023 contained 52 weeks and ended on April 1, 2023. For simplicity of disclosure, fiscal year periods are referred to as ending on a calendar month end, even if the technical end of a fiscal year period was not the last day of a calendar month.

26. Who can I call with any questions about my shares?

If you hold shares in street name, you may contact your broker. If you are a stockholder of record, you may call our transfer agent, Computershare, at (800) 736-3001 or (781) 575-3100 for international callers or visit their website at www.computershare.com/investor.

Other Business

The Board of Directors does not know of any other matter that will be presented for consideration at the Annual Meeting except as specified in the notice of the Annual Meeting. If any other matter does properly come before the Annual Meeting, or at any adjournment or postponement of the Annual Meeting, it is intended that the proxies will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

Appendix A:
Supplemental Information for CD&A

The *"Compensation Discussion and Analysis"* above contains certain non-GAAP financial measures, which are used internally by our management and Board of Directors in our compensation programs. The table below reconciles these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

Calculation of Non-GAAP Financial Measures for FY23 Results

(In Millions, Except Earnings Per Share)	Fiscal Year Ended March 31, 2023
GAAP net revenue	$ 7,426
Change in deferred net revenue (online-enabled games)	(85)
Non-GAAP net revenue	$ 7,341
GAAP gross profit	$ 5,634
Acquisition-related expenses	120
Change in deferred net revenue (online-enabled games)	(85)
Stock-based compensation	7
Non-GAAP gross profit	$ 5,676
GAAP operating expenses	$ 4,302
Acquisition-related expenses	(158)
Stock-based compensation	(541)
Restructuring and related charges	(155)
Non-GAAP operating expenses	$ 3,448
GAAP net income	$ 802
Acquisition-related expenses	278
Change in deferred net revenue (online-enabled games)	(85)
Stock-based compensation	548
Income tax rate adjustments	102
Restructuring and related charges	155
Non-GAAP net income	$ 1,800
GAAP diluted earnings per share	$ 2.88
Non-GAAP diluted earnings per share	$ 6.47
GAAP diluted shares	278
Non-GAAP diluted shares	278

Calculation of Non-GAAP Financial Measures for Company Bonus Funding and PRSU Attainment

(In Millions, Except Earnings Per Share)	Fiscal Year Ended March 31, 2023
GAAP net revenue	$7,426
Change in deferred net revenue (online-enabled games)	(85)
Non-GAAP net revenue	$7,341
GAAP gross profit	$5,634
Acquisition-related expenses	120
Change in deferred net revenue (online-enabled games)	(85)
Stock-based compensation	7
Non-GAAP gross profit	$5,676
GAAP operating expenses	$4,302
Acquisition-related expenses	(158)
Stock-based compensation	(541)
Restructuring and related charges	(155)
Non-GAAP operating expenses	$3,448
Non-GAAP operating income	$2,228
GAAP net income	$802
Acquisition-related expenses	278
Change in deferred net revenue (online-enabled games)	(85)
Stock-based compensation	548
Restructuring and related charges	155
Income tax rate adjustments	102
Bonus expense, net of tax	180
Non-GAAP net income	$1,980
GAAP diluted earnings per share	$2.88
Non-GAAP diluted earnings per share	$7.12
GAAP diluted shares	278
Non-GAAP diluted shares	278

About Non-GAAP Financial Measures

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names and may differ from non-GAAP financial measures with the same or similar names that are used by other companies.

We compute non-GAAP financial measures using the same consistent method. We may consider whether other significant items that arise in the future should be excluded from our non-GAAP financial measures. The Company uses certain non-GAAP financial measures when establishing performance-based targets. These measures adjust for certain items that may not be indicative of the Company's core business, operating results or future outlook. We believe that these non-GAAP financial measures provide meaningful supplemental information about the Company's operating results primarily because they exclude amounts that we do not consider part of ongoing operating results when planning and forecasting for future periods and when assessing the performance of the organization. When making compensation decisions for our executives, we utilize non-GAAP financial measures to evaluate the Company's financial performance and the performance of our management team.

The Company's target and actual non-GAAP financial measures are calculated with reference to adjustments to GAAP financial measures. These adjustments exclude the following items, as applicable:

- Change in deferred net revenue (online-enabled games) and certain acquisition-related impacts
- Acquisition-related expenses
- Stock-based compensation
- Income tax rate adjustments
- Bonus expense
- Restructuring and related charges

We believe it is appropriate to exclude these items for the following reasons:

Change in Deferred Net Revenue (Online-enabled Games) and Certain Acquisition-Related Impacts

The majority of our games, and related extra-content and services have online connectivity whereby a consumer may be able to download updates on a when-and-if-available basis ("future update rights") for use with the offline core game content ("software license"). In addition, we may also offer a hosted connection for online playability ("online hosting"), that permits consumers to play against each other without a separate fee. Because the majority of our sales of our online-enabled games include future update rights and/or online hosting performance obligations, GAAP requires us to allocate a portion or all of the transaction price to these performance obligations which are recognized ratably over an estimated offering period. Our deferred net revenue balance is increased by the revenue being deferred for current sales and is reduced by the recognition of revenue from prior sales (this is referred to as the "change in the deferred revenue" balance). Our management excludes the impact of the net change in deferred net revenue related to online-enabled games in its non-GAAP financial measures for the reasons stated above and also to facilitate an understanding of our operations because all related costs of revenue are expensed as.

Acquisition-Related Expenses

GAAP requires expenses to be recognized for various types of events associated with a business acquisition. These events include expensing acquired intangible assets, post-closing adjustments associated with changes in the estimated amount of contingent consideration to be paid in an acquisition, and the impairment of accounting goodwill created as a result of an acquisition and/or acquired intangible assets when future events indicate there has been a decline in its value. Offsetting these expenses are certain cost exclusions related to impacts from current year acquisitions activity. When analyzing the operating performance of an acquired entity, our management focuses on the total return provided by the investment (i.e., operating profit generated from the acquired entity as compared to the purchase price paid including the final amounts paid for contingent consideration, if any) without taking into consideration any allocations made for accounting purposes. When analyzing the operating performance of an acquisition in subsequent periods, our management excludes the GAAP impact of any adjustments to the fair value of these acquisition-related balances to its financial results.

Stock-Based Compensation

When evaluating the performance of its individual business units, the Company does not consider stock-based compensation charges. Likewise, the Company's management teams exclude stock-based compensation expense from their short and long-term operating plans. In contrast, the Company's management teams are held accountable for cash-based compensation and such amounts are included in their operating plans. Further, when considering the impact of equity award grants, we place a greater emphasis on overall stockholder dilution rather than the accounting charges associated with such grants.

Income Tax Rate Adjustments

The Company uses a fixed, long-term projected tax rate internally to evaluate its operating performance, to forecast, plan and analyze future periods, and to assess the performance of its management team. Accordingly, the Company applies the same tax rate to its non-GAAP financial results and generally does not include one-time tax benefits. During fiscal year 2023, the Company applied a tax rate of 19% to determine the non-GAAP income tax expense.

Bonus Expense

The Company determines the funding for its bonus pool under the EA Bonus Plan based in part on financial performance, which includes a non-GAAP diluted earnings per share component. The Company excludes bonus expense under the EA Bonus Plan when establishing the non-GAAP diluted earnings per share target, and measuring performance against that target because its effect on non-GAAP earnings per share is not indicative of the Company's financial performance.

Restructuring and Related Charges

Restructuring and related charges are primarily incurred as the Company aligns its structure with growth opportunities. These costs may include employee-related costs such as severance, asset impairment charges, office space reduction and exit costs including additional depreciation and amortization when the expected useful life of certain assets have been shortened due to changes in anticipated usage, and other charges, including contract cancellations. The company excludes these costs as management believes they do not have a direct correlation to our ongoing or future business operations.



Electronic Arts

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